Exhibit 99.2

STATSChipPAC

Annual Report

2006

Shaping Solutions

CORPORATE PROFILE

STATS ChipPAC Ltd. ("STATS ChipPAC" or the "Company" – NASDAQ: STTS and SGX-ST: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster.

Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing.

With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company's customer support offices are centered in the United States (California's Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC's facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production.

STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this Annual Report 2006 (the "Annual Report").

FORWARD LOOKING STATEMENTS

Certain of the statements in this Annual Report are forward-looking statements, including statements in our letter to shareholders relating to improving our capital efficiency, our confidence in our ability to support our customers' growth and programs, our expected continued trend towards greater capital efficiency and further reduced capital expenditure as a percentage of revenue, our expected year of moderate growth in 2007 and the semiconductor industry and the OSAT industry's growth expectations in 2007 and statements under the heading "Liquidity and Capital Resources" relating to anticipated cash needs and our expected ability to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases and capital lease and debt service repayment obligations for 2007. These forward-looking statements involve a number of risks and uncertainties which could cause actual results to differ materially from those described in this Annual Report. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the tender offer by Singapore Technologies Semiconductors Pte Ltd (STSPL), a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); actions that may be taken by the Company or third parties in connection with or in response to such tender offer; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in product mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STATS ChipPAC Ltd. Annual Report 2006
01

FINANCIAL HIGHLIGHTS

Revenue (in US$ millions)
2006 1,617
2005 1,157
2004 769
Gross Margin
2006 20.2%
2005 16.4%
2004 16.3%
Net Income (Loss) (in US$ millions)
2006 77
(26) 2005
(468) 2004
Operating Expenses / Revenue
2006 10.6%
2005 14.1%
2004 72.2%*
Capital Expenditure / Revenue
2006 21.6%
2005 24.0%
2004 35.2%
* Includes US$453 million goodwill impairment charge

2006 Revenue Breakdown

By Product Line

26.2%
18.3%
55.5%
Packaging - array
Packaging - leaded
Test and other services

By End User Market

18.7%
24.6%
56.7%
Communications
Consumer, multi-applications and others
Personal computers

By Region

2.9%
23.9%
73.2%
United States of America
Asia
Europe

GLOBAL FOOTPRINT

STATS ChipPAC's established presence spans the globe with facilities in the world's most strategic semiconductor markets.

Corporate Headquarters
Ang Mo Kio, Singapore

Manufacturing Facilities
Yishun, Singapore
Icheon, South Korea
Qingpu & Songjiang (Shanghai), China
Kuala Lumpur, Malaysia
Hsin-Chu Hsien, Taiwan
Milpitas, California
San Diego, California

Research & Development Centers
Yishun, Singapore
Icheon, South Korea
Qingpu (Shanghai), China
Hsin-Chu Hsien, Taiwan
Tempe, Arizona

Design & Characterization Center
Tempe, Arizona

Test Incubation Centers
San Diego, California
Milpitas, California

Customer Support Offices
Tempe, Arizona
San Diego, California
Fremont, California
Irvine, California
Milpitas, California
Southborough, Massachusetts
Cary, North Carolina
Austin, Texas
Dallas, Texas
Ang Mo Kio, Singapore
Qingpu (Shanghai), China
Tokyo, Japan
Icheon, South Korea
Hsin-Chu Hsien, Taiwan
Kampen, The Netherlands
Godalming, Surrey, UK

Fremont, CA:
56,000 ft^2 office facility houses sales and marketing, administration, information technology, finance, legal and product line management group.

Milpitas and San Diego, CA:
34,000 ft^2 and 20,000 ft^2 respectively, pre-production test houses, provide complete semiconductor test services, new product integration support, final test and other high volume preparatory services.

Tempe, AZ:
9,300 ft^2 office facility houses sales and marketing, administration, and package design and characterization.

- Sales
- Research & Development
- Manufacturing

Testers[(1)]	:	985
Wirebonders[(1)]	:	3,812
Employees[(1)]	:	13,817

[(1)] As of December 31, 2006

STATS ChipPAC Ltd. Annual Report 2006 02 03

Shanghai, China:

422,000 ft² facility provides wafer sort, packaging and test services. Second 500,000 ft² facility is near completion.

15,000 ft² operation in Song Jiang District provides 200mm gold bumping services for LCD driver ICs.

Icheon, South Korea:

587,000 ft² high-end facility specializes in advanced array packaging such as flip-chip, stacked die, chip scale packaging and Ball Grid Array. Second 199,000 ft² facility expected to be completed in various stages throughout 2007 and 2008.

Hsin-Chu Hsien, Taiwan:

7,000 ft² facility specializes in 300mm wafer electroplated solder bump.

Hsin-Chu Hsien, Taiwan:

Winstek, subsidiary with 217,000 ft² facility, provides wafer probe and final test services.

Kuala Lumpur, Malaysia:

488,000 ft² facility provides high volume packaging and test services for a full range of mixed-signal / radio frequency test and Power Discrete devices.

Ang Mo Kio, Singapore:

31,300 ft² office facility houses administration, sales and marketing, human resources, finance, legal, industrial engineering, information technology and supply chain management.

Yishun, Singapore:

594,000 ft² facility with state-of-the-art equipment, class 10K clean room. Provides full turnkey services for 200mm wafer bump & redistribution layers, integrated passive device, wafer probe, packaging, final testing and drop ship.

OUR POSITIONING & STRATEGY

The market for semiconductors is characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. These market dynamics have created a very competitive environment for the outsourced semiconductor assembly and test (OSAT) industry. As one of the leading OSAT providers, STATS ChipPAC is challenged to be capable of testing increasingly complex semiconductors as well as bringing the most technologically advanced packages to the market in the shortest time. Our goal is to strengthen our position as a leading global service provider of a full range of semiconductor packaging and test services in our chosen markets. We intend to leverage our strategic global presence and proximity to the major hubs of wafer fabrication to provide customers with fully-integrated, multi-site, end-to-end packaging and test services. We believe in capitalizing on our research and development capabilities to drive for accelerated growth. STATS ChipPAC will continue to drive for capital discipline leveraging on our financial position, margin and return. We seek to strengthen our customers' relationships by providing our customers with an integrated supply chain solution.

Die Level Stacking

Package Level Stacking

Overhang Die Wire Bond

3D Looping Wire Bond

Film-on-Wire (FOW) Wire Bond

Leadership in 3D Packaging

Space constrained portable electronics such as cell phones, mini disk drives, and miniaturized consumer electronics are driving the need for smaller and thinner packaging solutions to support low vertical profiles. Packaging technology plays a critical role in enabling the semiconductor industry to rapidly develop competitively priced advanced technology to support next-generation consumer applications.

Three-dimensional (3D) technology integrates devices vertically through stacking multiple die on a single substrate or multiple packages in a single solution to achieve increased functionality with a minimal increase in size and cost. STATS ChipPAC has taken a leadership role in developing a comprehensive portfolio of 3D solutions which includes stacking up to seven dies in a single package, packaging technology including Package-on-Package (PoP) and Package-in-Package (PiP), and System-in-Package (SiP) technology which integrates one or more integrated circuits, passives and other components in a single package to reduce the complexity of a system board.

Advanced Flip-Chip Services

Flip-chip is an emerging interconnect technology that provides a cost effective solution for applications requiring a smaller form factor, higher input/output and enhanced thermal and electrical performance. Flip-chip technology provides distinct advantages over conventional microelectronic packaging in areas such as size, performance, flexibility, and reliability. STATS ChipPAC has a strong flip-chip portfolio encompassing single die, multi-die, multi-package and thermally enhanced solutions which provide significant size and performance advantages over traditional packaging approaches. STATS ChipPAC's flip-chip portfolio ranges from large single die packages with passive components used for graphics and ASIC devices, to modules and complex 3D packages that contain logic, memory and radio frequency (RF) devices and that integrate flip-chip and wire bonding interconnection within the same package.

Solder Bump

Gold Bump

RDL

WLCSP

STATS ChipPAC Ltd. Annual Report 2006 04 05

Our Turnkey Solution

Wafer process / RDL | Bump | Probe | Assembly | Final Test | Drop Ship

As more functionality is incorporated into a single chip or package, semiconductor companies need a comprehensive turnkey solution that encompasses key building blocks of design, redistribution, wafer bump, probe, assembly, test and supply chain management. As an OSAT provider, STATS ChipPAC provides value and impact to customers by offering a solutions-oriented approach rather than just individual technologies or services. The key approach is in integrating services such as design, assembly, test, and supply chain management customised to provide each customer with a customised solution from device inception to high volume manufacturing.

Differentiation Through Integration

Consumer demand for increased functionality, improved performance and greater portability will continue to have a significant impact on the semiconductor industry. Integration will be the key to delivering a cost effective solution which supports all of these capabilities. STATS ChipPAC offers customers innovative integration options ranging from wafer level to stacked die and stacked packages to complex system level solutions.

While the benefits of combining multiple assembly technologies in smaller footprints is increased performance and functionality at the device level, the key to maximizing the full value of packaging integration is the ability to test these complex devices. STATS ChipPAC's full turnkey service which offers built around advanced packaging and test stands out in the industry.

Anchored on High Growth Applications

STATS ChipPAC's technology and services are closely aligned with key growth market segments of communications, computing and digital consumer electronics. These key segments are poised to grow faster with the convergence of voice, video and data in most of the leading edge applications in the market. With consumer demand for smaller, faster products with more features and benefits expected to grow in the coming years, STATS ChipPAC brings unique value to customers through fully integrated, multi-site, end-to-end assembly and testing solutions.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

2006 was a year of two different halves. The operating environment in the first half was very strong and the second half, challenging, as overbuilding resulted in excess inventory at many of our customers.

Nevertheless, it was an outstanding year for our company with record revenue and profits. We grew revenue 40% year on year to over $1.6 billion, expanded our gross margin to 20.2% in 2006 from 16.4% in 2005 and achieved record net income of $76.8 million against a net loss of $26.3 million last year.

In our letter to you last year, we shared that we viewed 2005 (the first full year of STATS ChipPAC) as the foundation building year. In 2006, we demonstrated the strength of our business model to deliver more stable operational and financial performance through the semiconductor industry cycles.

On the whole, we now have a broader and more diversified customer base and end markets exposure, more comprehensive service offerings, leadership in integration technology and a global manufacturing footprint that can better serve our global customers and deliver sustainable long-term shareholder returns.

In 2006, we reviewed our product portfolio with the goal of improving margins and returns. Among these initiatives was our strategic alliance with China Resources Logic Limited which led to the disposal of our mature low lead business to Wuxi CR Micro-Assembly Technology Ltd. (ANST), a division of China Resources Logic Limited. Partnering with China Resources Logic Limited allows us to focus on our investments in higher growth and better margin advanced products while affording our customers a longer term more cost effective solution in mature low lead products. We have an indirect 25% stake in ANST to ensure that our customers' needs would continue to be met. Customer acceptance of our ANST joint venture was good and the initial qualifications at the end of 2006 went well. We expect the transfer of our non-strategic low lead business to continue throughout 2007 which we expect to drive further improvements in our overall gross margin.

Besides delivering record revenue and profitability in 2006, we continued to improve our capital efficiency. Our capital expenditures in 2006 were $348.5 million or 21.6% of revenue compared to $277.7 million or 24.0% of revenue in 2005, which supported nearly 40% revenue growth or about $459.7 million of incremental revenue in 2006. In 2006, we invested significantly in infrastructure such as our new facilities in China and Korea which will not be repeated in 2007. We are therefore confident we can support our customers' growth and programs, and continue to maintain capital discipline in 2007. We also believe we can continue our trend towards greater capital efficiency and further reduce capital expenditure as a percentage of revenue without compromising the support of strategic growth and programs of our major customers.

The combination of higher gross margins and better capital efficiency coupled with good working capital management allowed us to be free cash flow positive for the second year in a row. We used some of the cash generated to reduce our debt, by paying down approximately $60.1 million of debt.

STATS ChipPAC Ltd. Annual Report 2006 06 07

2006 saw some significant customer and program ramps. We significantly increased our flip-chip business and grew our revenue from flip-chip by almost 300% from 2005. Our R&D emphasis on developing a comprehensive portfolio of 3D solutions, particularly those used in communications devices continued to bear fruit. We started high volume production of our next generation 3D packaging, which includes Package-on-Package and Package-in-Package in 2006, and ramped from zero to over a million units per month of Package-on-Package solution for third generation hand phones. The rapid ramp is indicative of how fast the hand phone market uses new technology and our leading position in next generation 3D stacked packaging.

Another area we have been investing development resources into has been Wafer Level Chip-scale packages. One derivative of this that we have in our portfolio, Integrated Passive Devices, continued to gain market acceptance and we reached high volume manufacturing of this product by the fourth quarter of 2006.

Finally, we have increased emphasis on filing for patents on the technologies we develop to increase protection and the potential for license revenue in the future. Like many of our financial metrics, this metric showed significant improvement from 2005 with 28 issued and 203 filed patents in 2006 compared to 17 issued and 67 filed patents in 2005.

2007 is expected to be a year of more moderate growth. The US economy is widely expected to slow down but achieve a soft landing, i.e. a recession is expected to be unlikely. EU and Japan are expected to continue their modest recovery. Emerging economies, particularly China and India, are expected to be strong although measures to curb overheating are likely to slow them somewhat.

All in, the semiconductor industry is expected to grow at a more modest pace of about 7% in 2007. Our industry, the OSAT industry, historically grows at a faster pace than the overall semiconductor industry because of growth in outsourcing.

The increased acceptance and importance of advanced packaging mixed signal solutions as an effective way to address the needs of greater integration and higher silicon density in next generation communications, computing and consumer devices is good for our business.

We expect 2007 to be another growth year for STATS ChipPAC. We have many exciting growth opportunities in new products and new customers. Our base of customers is strong and more diverse. Our product portfolio is broader and stronger. Our factories are operating better. Our technology leadership is enhanced, and we are financially healthy.

Finally, on behalf of the Board of Directors, we would like to thank our shareholders, customers, and business associates for their support. Also, we want to thank our many dedicated and diligent employees for their outstanding performance in 2006.

Charles R. Wofford
Chairman

Tan Lay Koon
Director, President and Chief Executive Officer

MILESTONES & HIGHLIGHTS IN 2006

JANUARY
- 300mm bumping & flip chip services reaches high volume manufacturing levels in Taiwan.

FEBRUARY
- Increased the functional integration of Package-on-Package (PoP) technology with two die stack capability in the bottom package.

MARCH
- 1st subcon to receive Intel Corporation's prestigious 2005 Supplier Continuous Quality Improvement (SCQI) award.

APRIL
- Announced the expansion of our RF test R&D organization to assist customers in testing highly integrated RF devices.

MAY
- Hosted Financial Analyst & Investor Forum.
- Expanded QFN packaging portfolio with ultra-thin XQFN (0.45mm height) and single/array hi-density molding format capability.
- Acquired 2nd 199,000 ft^2 facility in South Korea.

JUNE
- Streamlined supply chain logistics with total turnkey solutions management group.
- Announced strategic JV partnership with China Resources Logic Limited.
- Announced inclusion in the new NASDAQ Global Select Market.
- Received 100th issued patents from USPTO.

JULY
- Received Advanced Packaging Award for a SD-USB novel package design win.

AUGUST
- Celebrated 2nd Founders Day Anniversary.

SEPTEMBER
- Integrated Passive Device (IPD) Technology reaches high volume manufacturing levels.

OCTOBER
- Rolled out new corporate organization structured to three main groups - Value Creation, Value Generation and Value Delivery.
- Repurchased $50 million aggregate principal amount of 8.0% Convertible Subordinated Notes due 2011.

NOVEMBER
- PoP volume ramped to over a million unit per week for 3G mobile phone application.
- Strengthened test portfolio offering for high-end digital SoC testing.

DECEMBER
- Achieved record revenue and profitability for 2006 with revenue growth of 40% year over year at $1.6 billion and net income of $76.8 million.

Annual Report to Shareholders
for the Year 2006*
Contents
Management Discussion and Analysis

Management’s Annual Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplementary Information

*	This Annual Report has been prepared by STATS ChipPAC Ltd. (“STATS ChipPAC”) for the purpose of complying with the laws of Singapore. The financial information in this Annual Report is derived (unless otherwise indicated) from the consolidated financial statements of STATS ChipPAC which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and included in this Annual Report. The Company’s complete Year 2006 annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2007, is available on STATS ChipPAC’s website at www.statschippac.com.

All amounts are expressed in United States dollars unless otherwise indicated.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Management Discussion and Analysis
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC and elsewhere in this Annual Report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first three quarters of 2006 ended on March 26, June 25 and September 24, respectively, and our fourth quarter and fiscal year 2006 ended on December 31, while our first three quarters of 2005 ended on March 27, June 26 and September 25, respectively, and our fourth quarter and fiscal year 2005 ended on December 25, the Sunday nearest to the calendar quarter end of each period. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years. For full discussion, please see Item 5 — Operating and Financial Review and Prospects in our Company’s complete Year 2006 annual report on Form 20-F, as filed with the SEC on March 12, 2007.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the skill to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers (RDL), integrated passive device (IPD), and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (SiP) and flip-chip, as well as Ball Grid Array (BGA) packages and wafer level chip-scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs.

     We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan (which includes our 52% owned subsidiary, Winstek). We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in Singapore, South Korea, China, Malaysia, Taiwan, the United States, the United Kingdom, the Netherlands and Japan. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and American Depositary Shares (ADSs) in our Company that STSPL does not already own (the Offer). As of January 31, 2007, STSPL owned approximately 35.56% of our outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
     The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of our outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of our outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for our outstanding $115,000,000 Convertible Notes due 2008 and $150,000,000 2.50% Convertible Notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
     STSPL stated that it will send to our security holders the Offer to Purchase, which will contain the terms and conditions of the Offer, not earlier than 14 days and not later than 21 days from the date of the Offer announcement. STSPL announced that the Offer will remain open for acceptances by security holders for a period of not less than 20 U.S. business days or 28 calendar days after the date of posting of the Offer to Purchase, whichever is the longer.
     On March 1, 2007, we announced that our board of directors will appoint an independent financial adviser to advise the directors of our Company who are regarded as independent for the purposes of the Offer under the Take-Over Code (Special Committee). On March 3, 2007, our board of directors formed the Special Committee to review and consider the Offer and such other strategic alternatives available to the Company as the Special Committee may deem to be appropriate. The recommendations to security holders by our Special Committee and the reasons for those recommendations will be set forth in a circular of our Company (which will also contain the advice of the independent financial adviser appointed by our Special Committee) and our Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. Following their publication, these documents can be obtained without charge at www.sec.gov, www.sgx.com and www.statschippac.com. Our security holders should read these filings as they will contain important information about the Offer, our board of director’s recommendations, the advice of the independent financial adviser and other related matters.

Results of Operations and Selected Data

	Year Ended
	December 31, 2004		December 25, 2005		December 31, 2006
	(In millions, except for ratio)
		% of net revenues		% of net revenues		% of net revenues
Net revenues	$769.1	100.0	$1,157.3	100.0	$1,616.9	100.0
Cost of revenues	(643.5)	(83.7)	(968.1)	(83.6)	(1,290.8)	(79.8)
Gross profit	125.6	16.3	189.2	16.4	326.1	20.2
Operating expenses:
Selling, general and administrative	84.6	11.0	135.8	11.7	139.5	8.6
Research and development	17.6	2.3	26.1	2.3	30.4	1.9
Restructuring charges	—	—	0.8	0.1	1.9	0.1
Goodwill impairment	453.0	58.9	—	—	—	—
Total operating expenses	555.2	72.2	162.7	14.1	171.8	10.6
Operating income (loss)	(429.6)	(55.9)	26.5	2.3	154.3	9.6
Total other income (expense), net	(26.4)	(3.4)	(36.7)	(3.2)	(41.7)	(2.6)
Income (loss) before income taxes	(456.0)	(59.3)	(10.2)	(0.9)	112.6	7.0
Income tax expense	(7.9)	(1.0)	(9.7)	(0.8)	(25.8)	(1.6)
Income (loss) before minority interest	(463.9)	(60.3)	(19.9)	(1.7)	86.8	5.4
Minority interest	(3.8)	(0.5)	(6.4)	(0.6)	(10.0)	(0.6)
Net income (loss)	$(467.7)	(60.8)	$(26.3)	(2.3)	$76.8	4.8
Year Ended December 31, 2006 Compared to Year Ended December 25, 2005
Net Revenues
     We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $1,616.9 million in 2006, an increase of 39.7% compared to $1,157.3 million in 2005. The increase was primarily due to a continued growth in the semiconductor industry, coupled with a continuing trend towards increased outsourcing of test and packaging in 2006.
     Our packaging revenue in 2006 increased 43.0% to $1,194.3 million compared to 2005. Unit volumes of our total packaging in 2006 were 39.4% higher compared to 2005 and contributed to an increase of $332.8 million in revenue. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in 2006 increased 2.2% compared to 2005, primarily due to changes in product mix, and contributed to an increase of $18.2 million in revenue. Revenue from test and other services in 2006 increased 31.3% to $422.7 million compared to 2005.
     In 2006, revenue contribution from the communications market increased 1.5% over 2005, and represented 56.7% of our revenues in 2006, compared to 55.2% of our revenues in 2005. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in 2006 increased 1.3% over 2005, and represented 24.6% of our revenues in the 2006. Revenue contribution from personal computers market in 2006 decreased 2.8% over 2005 and represented 18.7% of our revenues in 2006. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
Gross Profit
     Gross profit in 2006 was $326.2 million, an increase of $136.9 million compared to $189.2 million in 2005. Gross profit as a percentage of net revenues was 20.2% in 2006, compared to 16.4% in 2005. Gross profit in 2006 include $6.0 million of share-based compensation expense related to share options and employee share purchase rights under Statement of Financial Accounting Standards (SFAS) No. 123(R) which reduced gross margin by 0.3% during the year. In 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% in 2006 compared to 72% in 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. dollar when compared to 2005.
Selling, General and Administrative
     Selling, general and administrative expenses were $139.5 million in 2006, an increase of 2.7% compared to $135.8 million in 2005. As a percentage of net revenues, selling, general and administrative expenses were 8.6% in 2006 compared to 11.7% in 2005. The increase in selling, general and administrative expenses in 2006 was primarily a result of higher share-based compensation expense, higher payroll expenses resulting from additional headcount, increased cost of general business support for our overall business growth and higher Sarbanes-Oxley Act compliance related expenses, partially offset by certain intangible assets related to the merger of former ST Assembly Test Services Ltd (STATS) and ChipPAC, Inc. (ChipPAC) becoming fully amortized. In 2006, share-based compensation expense was $6.1 million under SFAS 123(R) compared to $0.7 million under APB 25 in 2005.
Research and Development
     Research and development expenses were $30.4 million in 2006 compared to $26.1 million in 2005, an increase of $4.4 million. Research and development expenses increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $1.6 million under SFAS 123(R) in 2006. As a percentage of net revenues, research and development expenses were 1.9% in 2006 compared to 2.3% in 2005.
Restructuring Charges
     In the third quarter of 2006 and the first quarter of 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues, which resulted in a total reduction in workforce of 556 and 88 employees, respectively, related to the restructuring. Severance and related charges of $1.9 million and $0.8 million were incurred and expensed in the third quarter of 2006 and the first quarter of 2005, respectively.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual test for impairment in 2006 and 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired.
Net Interest Income (Expense)
     Net interest expense was $40.4 million in 2006 compared to $36.2 million in 2005. Interest income was $5.4 million in 2006 compared to $6.4 million in 2005. The decrease in interest income in 2006 was primarily due to a decrease in cash equivalents and marketable securities held by us compared to 2005.
     Interest expense was $45.8 million in 2006 compared to $42.6 million in 2005. The increase in interest expense was primarily due to a full year of interest on the $150.0 million 7.5% senior notes due 2010 in 2006 compared to approximately half year of interest in 2005 as the notes were issued in July 2005 and an increase in foreign loans of $12.0 million in South Korea and $50.3 million in Taiwan. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007, a repurchase of $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 and repayment of short-term and long-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $762.9 million and $821.7 million as of December 31, 2006 and December 25, 2005, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain or (loss) was $(1.6) million in 2006 compared to $0.5 million in 2005. The non-cash losses in 2006 were due primarily to the fluctuations of the exchange rate between the U.S. dollar and the Singapore dollar, the South Korean Won and the Chinese Renminbi.
Other Non-Operating Income (Expense)
     Net other non-operating income was $0.1 million in 2006 compared to net other non-operating (expense) of $(1.1) million in 2005. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.

Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Our consolidated income tax expense was $25.8 million in 2006 compared to $9.7 million in 2005 based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America.
Year Ended December 25, 2005 Compared to Year Ended December 31, 2004
Net Revenues
     Net revenues were $1,157.3 million in 2005, an increase of 50.5% compared to $769.1 million in 2004. The increase was primarily due to our acquisition of ChipPAC (ChipPAC’s results of operations were consolidated from August 5, 2004) and a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging. Following our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenue than on our test revenue.
     Our packaging revenue in 2005 increased 76.7% to $835.3 million compared to 2004. Unit volumes of our total packaging increased 76.4% in 2005 compared to 2004, and contributed to an increase of $426.4 million in revenue. Average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services in 2005 decreased 7.2%, compared to 2004, primarily due to changes in product mix, and contributed to a decrease of $63.9 million in revenue. We experienced increased demand for our three-dimensional packaging, Fine Pitch BGA (FBGA) and Plastic BGA (PBGA) packaging in 2005. Test revenue in 2005 increased 8.9% to $322.0 million compared to 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.
     In 2005, revenue from the communications market decreased by 4.9% over 2004, and contributed 55.2% of our net revenues in 2005 compared to 60.1% of our net revenues in 2004. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from consumer, multi-applications and other markets increased 6.2% over 2004 and contributed 23.3% of our net revenues in 2005. Revenue from the personal computers market decreased 1.3% over 2004 and contributed 21.5% of our net revenues in 2005. We expect to continue to be dependent on the communications, consumer and multi-applications, and personal computers markets for substantially all of our net revenues.
Gross Profit
     Gross profit in 2005 was $189.2 million, an increase of $63.6 million compared to $125.6 million in 2004. Gross margin as a percentage of net revenues was 16.4% in 2005 compared to 16.3% in 2004. In 2005, gross profit improved primarily as a result of higher equipment utilization, depreciation savings from the change in equipment useful lives and continued cost control measures, including a reduction in workforce, partially offset by lower overall average selling prices, changes in product mix and an increase in cost of materials. Overall equipment utilization was approximately 72% in 2005 compared to 69% in 2004. We continued to experience pressure to reduce average selling prices in 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We also experienced continued higher cost as a result of external global economic factors such as higher gold prices, higher oil prices, and the adverse effect of the strengthening of the Singapore dollar, South Korean Won and Japanese yen against the U.S. dollar in 2005 when compared to 2004.
Selling, General and Administrative
     Selling, general and administrative expenses were $135.8 million in 2005, an increase of 59.8% compared to $85.0 million in 2004. As a percentage of net revenues, selling, general and administrative expenses were 11.7% in 2005, compared to 11.0% in 2004. The increase in selling, general and administrative expenses in 2005 was primarily due to the higher headcount resulting from our merger with ChipPAC, the inclusion of merger and integration expenses, and ChipPAC expenses which amounted to $84.3 million. The merger and integration expenses and ChipPAC expenses in 2005 included the amortization of the intangible assets which amounted to $38.1 million and stock-based compensation expenses of $0.7 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in 2005.
Research and Development
     Research and development expenses in 2005 were $26.1 million compared to $17.6 million in 2004, an increase of $8.5 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $13.9 million, inclusive of the amortization of the acquired intangible assets which amounted to $2.4 million in 2005. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expense.
Restructuring Charges
     During the quarter ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. We had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in 2005. There were no restructuring charges incurred in 2004.
Goodwill Impairment
     As required by U.S. GAAP, we performed our annual test for impairment in 2005, and determined that the fair value of the reporting units exceeded their carrying value, and therefore goodwill was not impaired. In 2004, we impaired $453.0 million of goodwill related to our acquisition of ChipPAC. We will continue to perform a test for goodwill impairment at least annually as required by U.S. GAAP.
Net Interest Income (Expense)
     Net interest expense was $36.2 million in 2005 compared to $24.4 million in 2004. Net interest expense consisted of interest income of $6.4 million and interest expense of $42.6 million in 2005 and interest income of $4.4 million and interest expense of $28.8 million in 2004. The increase in interest income in 2005 was primarily due to an increase of the marketable securities held by us. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 issued in November 2004, the $150.0 million 7.5% senior notes due 2010 issued in July 2005, an increase in foreign loans of $19.7 million in South Korea and $4.6 million in Taiwan, and the $99.0 million short-term debts which was borrowed and repaid in 2005. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of certain long-term debts in South Korea and Taiwan, respectively. Total outstanding interest-bearing debt was $821.7 million and $834.8 million as of December 25, 2005 and December 31, 2004, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain was $0.5 million in 2005, compared to net foreign currency exchange loss of $1.1 million in 2004. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean Won and the Japanese yen.
Other Non-Operating Income (Expense)
     Other non-operating expense, net was $1.1 million in 2005 compared to $0.9 million in 2004. The increase was primarily due to write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 in 2005.
Income Tax Expense
     We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $9.7 million in 2005 compared to $7.9 million in 2004.

Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash and cash equivalents and marketable securities. As at December 31, 2006, we had cash, cash equivalents and marketable securities of $231.9 million. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $447.6 million, of which $105.0 million was utilized as of December 31, 2006. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. Depending on business conditions, we expect our capital expenditure to be approximately $250.0 million in 2007 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long-term strategic investments. We spent $348.5 million on capital expenditures in 2006, compared to $277.7 million in 2005. We experienced an increase in capital expenditure in 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments.
     At the annual general meeting in April 2006, our shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, we have not repurchased any shares. We intend to seek a renewal of the shareholders’ mandate in our next annual general meeting. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations for 2007. Our debt service repayment obligations for 2007 include our obligation to repay the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007 and to meet the redemption of the outstanding $115.0 million aggregate principal amount of our 0% convertible notes if our noteholders exercise their put option thereunder in November 2007. Further, STSPL’s tender offer for the remaining shares in our Company that STSPL does not already own, as described above under “Temasek Holdings’ Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer”, if consummated, would result in a change in control of our Company as defined in the indenture relating to our $150.0 million of 2.5% convertible subordinated notes due 2008. In such an event, holders of our 2.5% convertible subordinated notes due 2008 will have the right to require us to repurchase all or a portion of their notes. If our capital expenditure requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
We expect to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with STSPL’s tender offer. It is not possible to accurately predict the amount of money or internal resources that will be required.

Total Borrowings
     As of December 31, 2006, our total debt outstanding consisted of $762.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of our 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of our 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with a portion of the net proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the SEC. Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.7 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. In September 2005, we filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.
     In 2006, we increased our total term loan facilities from Hana Bank in South Korea to $30.0 million, an increase of $15.0 million over 2005. During 2006, we borrowed $12.0 million under these facilities to finance our purchase of a building and land in South Korea. These borrowings are repayable over eight equal quarterly installments from November 2006 to June 2009 and as of December 31, 2006, $14.1 million was outstanding. Further in 2006, Winstek borrowed NT$1.6 billion ($50.3 million as of December 31, 2006) under its NT$1.8 billion ($55.2 million as of December 31, 2006) floating rate New Taiwan dollar term loan facility, obtained from a syndicate of lenders with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. This facility is secured by a pledge of Winstek’s equipment with net book value of $50.2 million as of December 31, 2006. The proceeds from this facility were primarily used to repay certain of Winstek’s other credit facilities.
     On October 16, 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the subordinated convertible notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.

Cash Flow Information

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
		(In millions)

Net cash provided by operating activities	$136.6	$270.7	$427.8
Net cash used in investing activities	(264.8)	(263.0)	(425.8)
Net cash provided by (used in) financing activities	41.1	(9.4)	(54.9)
Cash Flows From Operating Activities
     In 2006, cash provided by operations was $427.8 million compared to $270.7 million in 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 8% convertible subordinated notes due 2011, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In 2006, non-cash related items included $276.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $13.7 million related to share-based compensation expense, $6.6 million from the accretion of discount on certain of our convertible notes, $0.5 million from loss on repurchase and redemption of our 8.0% convertible subordinated notes due 2011, $19.9 million from the deferred taxes, $10.0 million from the minority interest in income of our subsidiary and $0.2 million income from investment in equity investee. In 2005, non-cash related items included $281.9 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $7.4 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $9.4 million from the deferred taxes and $6.4 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in amount due from affiliates, other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.
     In 2005, cash provided by operations was $270.7 million compared to $136.6 million in 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities, accretion of discount on certain of our convertible notes, amortization of debt issuance cost, impairment of goodwill, loss (gain) from sale of assets, deferred income taxes, foreign currency exchange loss (gain), minority interest, and by changes in assets and liabilities. In 2004, non-cash related items included $453.0 million of goodwill impairment charges, $216.3 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.7 million related to share-based compensation expense, $11.4 million from the accretion of discount, $0.8 million from loss on repurchase and redemption of our 1.75% convertible notes due 2007 and our 12.75% senior notes due 2009, $15.0 million from the deferred taxes and $3.8 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.

Cash Flows From Investing Activities
     In 2006, cash used in investing activities was $425.8 million compared to $263.0 million in 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $393.6 million in 2006 and $245.8 million in 2005. We experienced an increase in capital expenditure in 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long-term strategic investments. In 2006, we acquired a 25% shareholding in MAT for $10.2 million. In 2006 and 2005, we invested $6.4 million and $4.9 million, respectively, in the acquisition of software, licenses and other intangible assets. In 2006 and 2005, we invested in marketable securities which amounted to $80.9 million and $32.0 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $56.2 million and $16.5 million, respectively.
     In 2005, cash used in investing activities was $263.0 million compared to $264.8 million in 2004. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $245.8 million in 2005 and $287.6 million in 2004. We experienced a decrease in capital expenditure in 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In 2005, we acquired $4.9 million of software and licenses. In 2005 and 2004, we invested in marketable securities which amounted to $32.0 million and $160.9 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $16.5 million and $177.2 million, respectively.
Cash Flows From Financing Activities
     In 2006, cash used in financing activities was $54.9 million compared to $9.4 million in 2005. In 2006, $60.3 million was borrowed and $69.9 million was repaid on our borrowings and debts, compared to $188.1 million and $180.9 million, respectively, in 2005. In 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 at an aggregate consideration of $50.5 million. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010. In 2006 and 2005, we reduced our restricted cash by $1.6 million and increased our restricted cash by $1.5 million, respectively. In addition, $7.1 million and $11.7 million of capital lease payments were made in 2006 and 2005, respectively. In 2006 and 2005, $13.3 million and $13.5 million, respectively, was provided by the issuance of new ordinary shares of our Company through the employee share option plan and the employee share purchase plan. The total number of ordinary shares issued in 2006 and 2005 were 26.5 million and 32.0 million, respectively.
     In 2005, cash used in financing activities was $9.4 million compared to cash provided by financing activities of $41.1 million in 2004. In 2005, $188.1 million was borrowed and $180.9 million was repaid on our borrowings and debts, compared to $107.6 million and $81.0 million, respectively, in 2004. In 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In 2005, $146.5 million, net of expenses, was provided from the issuance of $150.0 million of 7.5% senior notes due 2010 compared to the net proceeds of $210.5 million from the issuance of $215.0 million of 6.75% of senior notes due 2011 in 2004. In 2005 and 2004, we increased our restricted cash by $1.5 million and reduced our restricted cash by $2.9 million, respectively. In addition, $11.7 million and $7.2 million of capital lease payments were made in 2005 and 2004, respectively. In 2005 and 2004, $13.5 million and $2.0 million, respectively, were provided by the issuance of new ordinary shares of our Company through the employee share option scheme and the employee share purchase plan. The total number of ordinary shares issued in 2005 and 2004 were 32.0 million and 5.8 million, respectively.

Off-Balance Sheet Arrangements
     We provided tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc. assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations were approximately $273.6 million as of December 31, 2006.
Contractual Obligations
     Our total commitments on our loans, capital lease, operating leases, other obligations and other agreements as of December 31, 2006, were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
			(In thousands)
On balance sheet commitments:
1.75% convertible notes due 2007(1)(3)	$36,800	$—	$—	$—	$36,800
Zero coupon convertible notes due 2008(1)(2)(3)	—	131,280	—	—	131,280
2.5% convertible subordinated notes due 2008(3)	—	150,000	—	—	150,000
6.75% senior notes due 2011(3)	—	—	215,000	—	215,000
7.5% senior notes due 2010(3)	—	—	150,000	—	150,000
Capital lease obligations(3)	3,680	—	—	—	3,680
Long-term loans(3)	24,301	49,345	1,380	518	75,544
Short-term loans(3)	592	—	—	—	592
Other non-current liabilities(4)	—	—	—	—	—

Total on balance sheet commitment	$65,373	$330,625	$366,380	$518	$762,896

Off balance sheet commitments:
Operating leases	$29,945	$42,226	$16,561	$43,261	$131,993
Royalty/licensing agreements	7,363	14,587	13,890	—	35,840
Contingent payments to Cirrus	750	—	—	—	750
Purchase obligations:
— Capital commitments	24,932	—	—	—	24,932
— Inventory purchase commitments	80,049	—	—	—	80,049

Total off balance sheet commitments	143,039	56,813	30,451	43,261	273,564

Total commitments	$208,412	$387,438	$396,831	$43,779	$1,036,460

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

(3)	The convertible notes, senior notes, capital lease obligations, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within 1 year, 1-3 years, 3-5 years and more than 5 years amount to $32.6 million, $65.8 million, $40.4 million, and $0.01 million, respectively.

(4)	Our other non-current liabilities as of December 31, 2006 were $84.8 million, including $26.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.

Market Risks
     We are exposed to financial market risks, including changes in currency exchange rates and interest rates. To mitigate the currency exchange risks, a substantial majority of our revenue, material and equipment supplies are transacted in U.S. dollars. We may employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures. These instruments are generally used to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading purposes.
Investment and Interest Rates
     Our exposure to market risk associated with changes in interest rates primarily relates to our investment portfolio and debt obligations. We place our investments in time deposits and marketable securities. We mitigate default risk by investing in marketable securities that are of at least an “A” rating, as assigned by an internationally recognized credit rating organization, and major Singapore banks and government-linked companies. We have no material cash flow exposure due to rate changes for cash equivalents and short-term investments. The fair value of fixed rate debts will vary as interest rates change. The fair value of convertible notes is also impacted by the market price of our ordinary shares or ADSs. As of December 31, 2006, our short-term and long-term debt obligations for the $31.5 million and $115.0 million senior unsecured and unsubordinated convertible notes due March 18, 2007 and November 7, 2008, respectively, the $150.0 million subordinated convertible notes due June 1, 2008 and the $215.0 million and $150.0 million senior notes due November 15, 2011 and July 19, 2010, respectively, bear fixed interest rate. The convertible notes due March 18, 2007 bear interest at a rate of 1.75% per annum and have a yield to maturity of 4.91%. The convertible notes due November 7, 2008 have a yield to maturity of 4.25%. The subordinated convertible notes due 2008, and senior notes due 2011 and 2010 bear interest of 2.5%, 6.75% and 7.5% per annum, respectively.
Currency Exchange Rates
     A portion of our costs is denominated in various foreign currencies, like the Singapore dollar, the Malaysian Ringgit, the South Korean Won, the Chinese Renminbi, the New Taiwan dollar and the Japanese yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We have entered into foreign currency contracts to mitigate financial risks associated with payroll costs, materials costs and other costs denominated in Singapore dollars, South Korean Won and Malaysia Ringgit to benefit from our expectations of future exchange rate fluctuations.
     Based on our overall currency rate exposure, we have adopted a foreign currency hedging policy for committed or forecasted currency exposures. As of December 31, 2006, we had a series of foreign currency forward contracts with total contract value of approximately $147.0 million, to hedge against fluctuation in Singapore dollars, South Korean Won and Malaysian Ringgit. We may utilize foreign currency swaps as well as foreign exchange forward contracts and options. These programs reduce, but do not always entirely eliminate the impact of currency exchange movements. The goal of the hedging policy is to effectively manage risk associated with fluctuations in the value of the foreign currency, thereby making financial results more stable and predictable. However, we cannot assure you that any hedging policy we implement will be effective and we may experience reduced operating margins if any such policies are unsuccessful.
     We have performed sensitivity analyses as of December 31, 2006 and December 25, 2005 by measuring the change in fair values arising from a hypothetical 10% adverse movement in the exchange rates for all the currencies relative to the U.S. dollar, with all other variables held constant. The analyses cover our foreign currencies monetary denominated assets and liabilities. The foreign currency exchange rates we used were based on our closing exchange rates as of December 31, 2006 and December 25, 2005. The sensitivity analyses indicated that a hypothetical 10% adverse movement, after taking into account offsetting positions, would result in a further foreign exchange loss of $3.9 million and $1.4 million as of December 31, 2006 and December 25, 2005, respectively.
     Currency, maturity, interest rate and fair value information relating to our marketable securities and, short-term and long-term debt are disclosed in Notes 1(m), 4, 15, 17 and 27 to our audited consolidated financial statements, respectively.

Commodity Price
     We purchase certain raw materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control. However, we employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting in advance the price for products to be delivered in the future. We do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While price volatility can occur, which would impact profit margins, there are generally alternative suppliers available.
Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.
Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework”.
Based on the foregoing, management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Our independent registered public accounting firm, PricewaterhouseCoopers, has issued an audit report on management’s assessment of our internal control over financial reporting, which is included herein.
Tan Lay Koon
President and Chief Executive Officer
Michael G. Potter
Senior Vice President, Chief Financial Officer
Singapore
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
STATS ChipPAC Ltd.:
We have completed an integrated audit of STATS ChipPAC Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of STATS ChipPAC Ltd. and its subsidiaries as of December 31, 2006 and December 25, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Notes 1(x) and 23 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Singapore
March 12, 2007

STATS CHIPPAC LTD. AND SUBSIDIARIES

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

		December 25,	December 31,
	Note	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	3	$224,720	$171,457
Short-term marketable securities	4	17,648	45,126
Accounts receivable, net	5	240,990	243,779
Amounts due from affiliates	2	6,810	2,506
Other receivables	6	11,336	6,975
Inventories	7	79,483	111,614
Short-term restricted cash		376	—
Prepaid expenses and other current assets	8	26,351	18,364

Total current assets		607,714	599,821
Long-term marketable securities	4	17,803	15,358
Property, plant and equipment, net	9	1,107,031	1,192,830
Investment in equity investee	2	—	10,292
Intangible assets	10	72,780	41,846
Goodwill	11	522,625	513,512
Long-term restricted cash		2,232	981
Prepaid expenses and other non-current assets	8	63,197	83,640

Total assets		$2,393,382	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payable		$136,058	$167,722
Payables related to property, plant and equipment purchases		79,425	34,277
Accrued operating expenses	13	96,932	97,627
Income taxes payable		2,235	6,810
Short-term borrowings	15	16,891	592
Amounts due to affiliates	2	62	45
Current obligations under capital leases	16	7,091	3,680
Current installments of long-term debts	17	18,651	61,101

Total current liabilities		357,345	371,854
Obligations under capital leases, excluding current installments	16	3,680	—
Long-term debts, excluding current installments	17	775,425	697,523
Other non-current liabilities	19	66,611	84,807

Total liabilities		1,203,061	1,154,184
Minority interest		48,669	57,946
Share capital:
Ordinary shares — 2005: Authorized 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value
Issued ordinary shares — 1,976,292,025 in 2005 and 2,002,814,117 in 2006	20, 21	303,052	1,847,002
Additional paid-in capital	20	1,517,118	—
Accumulated other comprehensive loss	22	(8,572)	(7,714)
Accumulated deficit		(669,946)	(593,138)

Total shareholders’ equity		1,141,652	1,246,150
Commitments and contingencies	24

Total liabilities and shareholders’ equity		$2,393,382	$2,458,280

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)

		Year Ended
		December 31,	December 25,	December 31,
	Note	2004	2005	2006
Net revenues		$769,121	$1,157,253	$1,616,933
Cost of revenues		(643,540)	(968,023)	(1,290,773)

Gross profit		125,581	189,230	326,160

Operating expenses:
Selling, general and administrative		84,501	135,751	139,466
Research and development		17,637	26,071	30,446
Restructuring charges	25	—	830	1,938
Goodwill impairment	11	453,000	—	—

Total operating expenses		555,138	162,652	171,850

Operating income (loss)		(429,557)	26,578	154,310

Other income (expense), net:
Interest income		4,430	6,414	5,401
Interest expense		(28,816)	(42,629)	(45,816)
Foreign currency exchange gain (loss)		(1,122)	531	(1,578)
Equity income from investment in equity investee		—	—	152
Other non-operating income (expense), net	26	(936)	(1,076)	108

Total other income (expense), net		(26,444)	(36,760)	(41,733)

Income (loss) before income taxes		(456,001)	(10,182)	112,577
Income tax expense	14	(7,894)	(9,689)	(25,759)

Income (loss) before minority interest		(463,895)	(19,871)	86,818
Minority interest		(3,828)	(6,440)	(10,010)

Net income (loss)		$(467,723)	$(26,311)	$76,808

Net income (loss) per ordinary share:
— basic		$(0.33)	$(0.01)	$0.04
— diluted		$(0.33)	$(0.01)	$0.04

Net income (loss) per ADS:
— basic		$(3.27)	$(0.13)	$0.39
— diluted		$(3.27)	$(0.13)	$0.37

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic		1,428,954	1,961,950	1,991,110
— diluted		1,428,954	1,961,950	2,161,545

ADS (in thousands) used in per ADS calculation:
— basic		142,895	196,195	199,111
— diluted		142,895	196,195	216,154
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Net income (loss)	$(467,723)	$(26,311)	$76,808
Other comprehensive income (loss):
Unrealized loss on available-for-sale marketable securities	(548)	(247)	(5)
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	537	—	(5)
Unrealized gain on hedging instruments	3,953	133	3,058
Realized gain on hedging instruments included in net income (loss)	(168)	(3,143)	(3,157)
Foreign currency translation adjustment	3,287	(2,455)	967

Comprehensive income (loss)	$(460,662)	$(32,023)	$77,666

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
In thousands of U.S. Dollars

				Accumulated
			Additional	Other		Total
			Paid-in	Comprehensive	Accumulated	Shareholders’
	Ordinary Shares		Capital	Loss	Deficit	Equity
	No.
	(In thousands)
Balances at January 1, 2004	1,076,620	$172,434	$489,355	$(9,921)	$(175,912)	$475,956
Share issuances	5,802	856	1,112	—	—	1,968
Share issuances and assumption of share options in connection with acquisition	861,908	124,943	1,016,549	—	—	1,141,492
Share-based compensation	—	—	658	—	—	658
Effect of subsidiary’s equity transaction	—	—	(62)	—	—	(62)
Net loss	—	—	—	—	(467,723)	(467,723)
Other comprehensive income	—	—	—	7,061	—	7,061

Balances at December 31, 2004	1,944,330	298,233	1,507,612	(2,860)	(643,635)	1,159,350
Share issuances	31,962	4,819	8,702	—	—	13,521
Share-based compensation	—	—	743	—	—	743
Effect of subsidiary’s equity transaction	—	—	61	—	—	61
Net loss	—	—	—	—	(26,311)	(26,311)
Other comprehensive loss	—	—	—	(5,712)	—	(5,712)

Balances at December 25, 2005	1,976,292	303,052	1,517,118	(8,572)	(669,946)	1,141,652
Share issuances	26,522	13,197	57	—	—	13,254
Share-based compensation	—	13,688	—	—	—	13,688
Effect of abolition of the share par value	—	1,517,175	(1,517,175)	—	—	—
Effect of subsidiary’s equity transaction	—	(110)	—	—	—	(110)
Net income	—	—	—	—	76,808	76,808
Other comprehensive income	—	—	—	858	—	858

Balances at December 31, 2006	2,002,814	$1,847,002	$—	$(7,714)	$(593,138)	$1,246,150

See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Cash Flows From Operating Activities
Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	188,683	254,138	266,317
Goodwill impairment	453,000	—	—
Amortization of leasing prepayments	25,718	25,790	7,386
Debt issuance cost amortization	1,913	1,961	2,371
(Gain) loss on sale of property, plant and equipment	(656)	1,529	1,251
Accretion of discount on convertible notes	11,437	7,414	6,618
Loss from repurchase and redemption of senior and convertible notes	797	1,653	500
Foreign currency exchange (gain) loss	(830)	(134)	758
Share-based compensation expense	658	743	13,688
Deferred income taxes	15,005	9,351	19,853
Minority interest in income of subsidiary	3,828	6,440	10,010
Equity income from investment in equity investee	—	—	(152)
(Gain) loss on sale of marketable securities	537	—	(5)
Others	371	535	1,009
Changes in operating working capital:
Accounts receivable	8,149	(91,340)	(2,789)
Amounts due from affiliates	4,427	(4,187)	4,304
Inventories	(1,171)	(24,793)	(32,268)
Other receivables, prepaid expenses and other assets	(64,421)	3,516	7,355
Accounts payable, accrued operating expenses and other payables	(41,406)	104,499	44,774
Amounts due to affiliates	(1,699)	(75)	(17)

Net cash provided by operating activities	136,617	270,729	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$130,497	$15,726	$35,391
Proceeds from maturity of marketable securities	46,687	787	20,841
Purchases of marketable securities	(160,943)	(32,017)	(80,866)
Investment in equity investee	—	—	(10,154)
Acquisition of intangible assets	(1,428)	(4,853)	(6,419)
Acquisition of subsidiary, net of cash acquired	7,208	—	—
Purchases of property, plant and equipment	(287,574)	(245,775)	(393,643)
Others, net	729	3,139	9,067

Net cash used in investing activities	(264,824)	(262,993)	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$(72,006)	$(143,276)	$(42,290)
Repayment of long-term debts	(8,982)	(37,670)	(27,627)
Proceeds from issuance of shares, net of expenses	1,968	13,521	13,254
Proceeds from issuance of senior and convertible notes, net of expenses	210,458	146,535	—
Repurchase and redemption of senior and convertible notes	(193,647)	(167,263)	(50,500)
Proceeds from bank borrowings	107,620	188,085	60,308
(Increase) decrease in restricted cash	2,927	(1,487)	1,627
Grants received	—	246	—
Capital lease payments	(7,210)	(11,737)	(7,091)
Distribution to minority interest in subsidiary	—	—	(2,542)
Contribution by minority interest in subsidiary, net	—	3,623	—

Net cash provided by financing activities	41,128	(9,423)	(54,861)

Net decrease in cash and cash equivalents	(87,079)	(1,687)	(52,873)
Effect of exchange rate changes on cash and cash equivalents	1,425	(1,102)	(390)
Cash and cash equivalents at beginning of the year	313,163	227,509	224,720

Cash and cash equivalents at end of the year	$227,509	$224,720	$171,457

Supplementary Cash Flow Information
Interest paid	$21,974	$40,738	$28,307
Income taxes paid	1,023	185	1,418
Non-cash items
Issuance of shares and assumption of share options in connection with acquisition	1,066,994	—	—
Equipment acquired under capital leases	$—	$4,150	$—
See accompanying notes to consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. Dollars (except per share data)
1.	Background and Summary of Significant Accounting Policies
     (a) Business and Organization
STATS ChipPAC Ltd. (“STATS ChipPAC” or “STATS” prior to consummation of the merger, and, together with its subsidiaries, the “Company”) is an independent provider of a full range of semiconductor test and packaging services. The Company was formed in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. The transaction was accounted for using the purchase method. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
In 2005, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued 10,555,556 shares of its capital stock, par value NT$10 per share, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized a gain of $61 on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek’s total shares outstanding as of December 31, 2006.
The Company has operations in Singapore, South Korea, China, Malaysia, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States of America, its principal market.
Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 36% of the Company as of December 31, 2006. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).
     (b) Fiscal Year
Since the beginning of fiscal 2005, the Company has employed fiscal year and fiscal quarter reporting periods. STATS ChipPAC’s 52-53 week fiscal year ends on the Sunday nearest to December 31. STATS ChipPAC’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
     (c) Accounting Principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) consistently applied for all periods.
     (d) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of STATS ChipPAC and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
     (e) Issuances of Stock by Subsidiaries
Changes in the Company’s proportionate share of the underlying net equity of a subsidiary, which result from the issuance of additional stocks to third parties, are recognized as increases or decreases to shareholders’ equity.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (f) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant estimates made by management include: the useful lives of property, plant and equipment and intangible assets as well as future cash flows to be generated by those assets; discounts and allowances relating to volume purchases and other incentive programs offered to customers, allowances for doubtful accounts, sales returns; valuation allowances for deferred tax assets; provision for inventory losses; fair value of reporting units; and contingent liabilities, among others. Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. Actual results could differ from these estimates.
     (g) Reclassifications
Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year.
     (h) Foreign Currency Transactions
The Company predominantly utilizes the U.S. dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses which are denominated in foreign currencies are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.
Winstek designates the New Taiwan Dollar as its functional currency. Where the functional currency of a subsidiary is other than the Company’s U.S. dollar reporting currency, the financial statements are translated into U.S. dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive loss, which is reflected as a separate component of shareholders’ equity.
     (i) Certain Risks and Concentrations
The Company’s customers are comprised of companies in the semiconductor industry located primarily in the United States of America, Europe and Asia. The semiconductor industry is highly cyclical and experiences significant fluctuations in customer demand, evolving industry standards, competitive pricing pressure that leads to steady declines in average selling prices, rapid technological changes, risk associated with foreign currencies and enforcement of intellectual property rights. Additionally, the market in which the Company operates is very competitive. As a result of these industry and market characteristics, key elements of competition in the independent semiconductor packaging market include breath of packaging offerings, time-to-market, technical competence, design services quality, production yields, reliability of customer service and price.
The Company’s largest customer accounted for approximately 21%, 12% and 11% of revenues in 2004, 2005 and 2006, respectively. The Company’s five largest customers collectively accounted for approximately 56%, 49% and 43% of revenues in 2004, 2005 and 2006, respectively. The decommitment from any major customer for products, or the loss of or default by any of these major customers could have an adverse effect upon the Company’s financial position, results of operations and cash flows. The Company mitigates the concentration of credit risk in trade receivables through the Company’s credit evaluation process, credit policies, credit control and collection procedures.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Cash and cash equivalents are deposited with financial institutions primarily in Singapore, South Korea, China, Malaysia, British Virgin Islands, Taiwan and the United States of America. Deposits in the financial institutions may exceed the amount of insurance provided on such deposits, if any. The Company utilizes forward contracts to protect against the effects of foreign currency fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The Company has not experienced any losses to date from instruments held with financial institutions.
South Korean, Chinese and Malaysian foreign currency exchange regulators may place restrictions on the flow of foreign funds into and out of those countries. The Company is required to comply with these regulations when entering into transactions in foreign currencies in South Korea, China and Malaysia.
     (j) Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less. Cash and cash equivalents consisted of cash, deposit accounts, money market funds and foreign government treasury bills at December 31, 2006.
     (k) Restricted Cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirement and as collateral for bank loans. As of December 25, 2005 and December 31, 2006, there were $376 and $nil of short-term restricted cash and $2,232 and $981 of long-term restricted cash, respectively.
     (l) Derivative Instruments and Hedging Activities
The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged.
The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements.
In 2005 and 2006, the Company entered into foreign currency forward contracts to protect the Company from fluctuations in exchange rates. At December 25, 2005, and December 31, 2006, the Company had a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $68,000 and $147,000, respectively. In 2005, the Company entered into a series of gold forward contracts qualifying as cash flow hedges with total contract value of approximately $7,000 to reduce exposure of the commodity price risk related to gold usage in the cost of materials. The duration of these instruments are generally less than 12 months. At December 31, 2006, the Company had realized and unrealized gain of $3,157 and $3,058, respectively, on its foreign currency forward contracts. At December 25, 2005, the Company had realized and unrealized gain of $3,143 and $133, respectively, on its foreign currency forward and gold forward contracts. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
     (m) Marketable Securities
Marketable securities at December 25, 2005 and December 31, 2006 consist of corporate debt securities and certificates of deposits denominated in U.S. dollars, Singapore dollars, Chinese Renminbi and New Taiwan dollars. The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect if any, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
A decline in the market value of individual available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value, with the impairment charged to earnings and a new cost basis for the security being established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.
     (n) Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost determined on the weighted average basis, or market value. The Company generally does not take ownership of customer supplied semiconductors, and accordingly does not include them as part of the Company’s inventories.
     (o) Equity Method Investments
Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. The Company’s unrealized profit arising from sales by the Company to equity method investee are eliminated to the extent of the Company’s ownership. In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited (“MAT”) for $10,154.
     (p) Business Combination
Business combinations are accounted for using the purchase method accounting. Business combinations which are accounted for under the purchase method accounting include the results of operations of the acquired business from the effective date of acquisition. Any excess of the purchase price over estimated fair values of the net assets acquired is recorded as goodwill.
     (q) Goodwill
The Company tests goodwill for impairment on an annual basis in the designated quarters for its different reporting units, and whenever circumstances indicate the carrying value of the goodwill may have been impaired. The impairment test is performed by first comparing the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of impairment loss, if any. The second step of the test involves the comparison of the implied fair value of the goodwill to its carrying value. If the carrying value of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized for an amount equal to the excess. The implied fair value of reporting unit is determined in the same manner as the amount of goodwill recognized in a purchase business combination.
The estimates of fair value of a reporting unit are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. In estimating fair values of its reporting units, the Company also uses comparable market analyses.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (r) Intangible Assets
The Company acquires patent rights and technology licenses from other companies for use in its processes. Cost of the technology licenses is amortized over the shorter of the useful life or license period. In addition, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value on the Company’s consolidated balance sheet at the date of acquisition. In connection with the merger with ChipPAC, the cost of intangible assets acquired comprising tradenames, technology, intellectual property and customer relationships, software and licenses, were recorded based on the fair values of those intangible assets on August 5, 2004 based on management’s estimate of the fair value of these intangible assets. Management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables.
Acquired intangible assets are stated at cost less accumulated amortization. Amortization is calculated on the straight-line method over the following periods:

Tradenames	7 years
Technology and intellectual property	10 years
Customer relationships	2 years
Software and licenses	3 to 5 years
     (s) Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Land use rights	50 to 99 years
Building, mechanical and electrical installation	3 to 25 years
Equipment	2 to 8 years
No depreciation is provided on property, plant and equipment under installation or construction and freehold land. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.
Plant and equipment under capital leases are stated at the present value of minimum lease payments and are amortized straight-line over the estimated useful life of the assets.
     (t) Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
For long-lived assets held for sale, the carrying value is measured at the lower of its carrying amount or fair value less cost to sell and depreciation is ceased. Long-lived assets to be abandoned will be considered held and used until it is disposed of.
     (u) Comprehensive Income (Loss)
The Company applies SFAS No. 130, “Reporting Comprehensive Income” with respect to reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, foreign currency translation adjustments and unrealized gain or loss on available-for-sale marketable securities and hedging instruments, and is presented in the consolidated statements of comprehensive income (loss).

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
     (v) Revenue Recognition
Revenue is derived primarily from wafer probe and bumping, packaging and testing of semiconductor integrated circuits. Net revenues represent the invoiced value of services rendered net of returns, trade discounts and allowances, and excluding goods and services tax.
Revenue is recognized when there is evidence of an arrangement, fees are fixed or determinable, collectibility is reasonably assured, the service has been rendered, the revenue to be recognized is billable under the terms of the arrangement and not contingent upon completion of undelivered services, and, where applicable, delivery has occurred and risk of loss has passed to the customer. Such policies are consistent with the provisions in Securities Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”
The Company’s sales arrangement include probe, bumping, packaging or test services sold on a standalone basis, as well as multiple-element arrangements where probe, bumping, packaging, test, and in some cases, pre-production and post-production services are provided together. Where arrangements provide for multiple elements, elements are either combined into one single unit of accounting or treated as separate units of accounting depending on whether certain specified criteria are met. Revenue is allocated to each unit of accounting based on fair value, determined by reference to prices of services sold on a standalone basis.
The Company generally does not take ownership of customer supplied semiconductors as these materials are sent to the Company on a consignment basis. Accordingly, the values of the customer supplied materials are neither reflected in revenue nor in cost of revenue.
Provisions are made for estimates of potential sales returns and discounts allowance for volume purchases and early payments and are recorded as a deduction from gross revenue based upon historical experience and expectations of customers’ ultimate purchase levels and timing of payment. Actual revenues may differ from estimates if future customer purchases or payment timing differ, which may happen as a result of changes in general economic conditions, market demand for the customers’ products, or by customers’ desire to achieve payment timing discounts. Actual returns and discounts have not historically been significantly different from estimates. In addition, specific returns and discounts are provided for at the time their existence is known and the amounts are estimable.
The following sets forth the percentage of net revenues by packaging products group and testing services:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Revenue
— packaging — array	40.6%	50.2%	55.5%
— packaging — leaded	20.9	22.0	18.3
— test and other services	38.5	27.8	26.2

Total	100.0%	100.0%	100.0%

Provisions are made for collectibility of accounts receivable when there is doubt as to the collectibility of individual accounts. Collectibility is assessed based on the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.
     (w) Grants
Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to income on the straight-line basis over the estimated useful lives of the relevant assets.
Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
There are no restrictions on transferring technology or manufacturing products developed with government grants.
     (x) Share-Based Compensation
Share-based compensation represents the cost related to share-based awards made to employees and directors. Effective December 26, 2005, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement of share-based compensation expense for all share-based payment awards based on estimated fair value. The Company measures grant-date fair value estimates, and recognizes the share-based compensation expense on a graded vesting basis net of estimated forfeitures over the requisite service period. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and included pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). At December 31, 2006, the Company has four share-based compensation plans, which are more fully described in Note 23.
     (y) Employee Benefit Plans
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek revised its contribution in 2006 from 2% to 6% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, Winstek actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As at December 31, 2006, there was no shortfall in the plan’s assets. Total pension plan expenses in 2004, 2005 and 2006 were approximately $76, $55 and $5, respectively.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where the Company matches 50% of employee contributions up to 6% of eligible employee compensation. The Company’s matching contributions under the 401(k) plan were $320, $395 and $457 in 2004, 2005 and 2006, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are $15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (“STATS ChipPAC Korea”), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of balance sheet date. In accordance with the National Pension Act of South Korea, a certain portion of severance benefits has been deposited with the Korean National Pension Fund and deducted from accrued severance benefits. The amount contributed will be refunded to employees from the Korean National Pension Fund upon retirement. Annual severance benefits expense charged to operations is based upon the change in the accrued severance benefits payable at the balance sheet date. The expense for severance benefits for the period from August 5, 2004 to December 31, 2004 and for the years ended December 25, 2005 and December 31, 2006 were approximately $1,793, $6,333 and $9,119, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The Company participates in a number of defined contribution retirement benefit plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. The Company incurred expenses of approximately $7,226, $10,711 and $12,849 with respect to these retirement plans in 2004, 2005 and 2006, respectively.
     (z) Operating Leases
Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
     (aa) Product Warranties
The Company guarantees that work performed will be free from any defects in workmanship, materials and manufacture generally for a period ranging from three to twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but the Company nevertheless from time to time experiences claims under its warranty guarantees. The Company accrues for estimated warranty costs under those guarantees based upon historical experience, and for specific items at the time their existence is known and the amounts are determinable. Warranty costs incurred in 2004, 2005 and 2006 were insignificant.
     (bb) Research and Development
Research and development costs are expensed as incurred.
     (cc) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.
     (dd) Net Income (Loss) Per Share
Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net losses, and therefore these securities were anti-dilutive.
A summary of the excluded potentially dilutive securities outstanding and the range of related exercise prices follows:

	December 31,	December 25,	December 31,
	2004	2005	2006
Convertible debt	369,235	287,999	82,454
Share options	131,997	124,175	103,508
The conversion price of convertible debt outstanding was approximately $0.93 to $1.87 per share (equivalent to approximately $9.30 to $18.70 per ADS) as of December 31, 2006. The weighted average exercise prices

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
of share options outstanding were approximately $1.01, $1.01 and $0.99 (equivalent to $10.10, $10.10 and $9.90 per ADS) as of December 31, 2004, December 25, 2005 and December 31, 2006, respectively. The excluded share options have per share exercise prices ranging from approximately $0.14 to $3.99 (equivalent to $1.40 to $39.90 per ADS) as of December 31, 2004 and December 25, 2005 and $0.68 to $3.99 (equivalent to $6.80 and $39.90 per ADS) as of December 31, 2006.
The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per ordinary share computations for the periods presented below:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Net income (loss)	$(467,723)	$(26,311)	$76,808
Adjusted net income (loss)	(467,723)	(26,311)	79,058

Weighted average number of ordinary shares outstanding (basic)	1,428,954	1,961,950	1,991,110
Weighted average dilutive shares from share plans	—	—	8,564
Weighted average dilutive convertible notes	—	—	161,871

Weighted average number of ordinary shares and equivalent ordinary shares outstanding (diluted)	1,428,954	1,961,950	2,161,545

     (ee) New Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the year ended December 31, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note 23 below for more information on the impact of the adoption of SFAS 123(R).
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008.
2.	Related Party Transactions
As of December 31, 2006, Temasek Holdings, through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owns approximately 36% of the Company’s outstanding ordinary shares. Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of STSPL prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of STPL were transferred to Temasek Holdings.
The Company’s operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
STPL previously provided management and corporate services to the Company. Under a service agreement effective January 1, 2000, annual management fees were payable for the provision of specified services on mutually agreed terms which the Company believed approximated the cost of providing those services. The fees were subjected to review by the parties every three years. The service fee expense amounted to $1,146 in 2004. The service agreement was terminated on December 31, 2004.
The Company has contracts with Chartered Semiconductor Manufacturing Ltd (“Chartered”), majority owned by Temasek Holdings through STSPL, to provide wafer sort, packaging and test services and priority usage of the Company’s testers in return for minimum loads and orders. Net revenues earned from Chartered in 2004, 2005 and 2006 were $18,537, $12,647 and $11,109, respectively.
The Company also engages in transacting with other companies, directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates or prices and on customary terms and conditions. These expenses amounted to $24,095, $14,672 and $18,375 in 2004, 2005 and 2006, respectively.
The amounts owing by (to) affiliates were as follows:

	December 25,	December 31,
	2005	2006
Amounts due from affiliates
Accounts receivable, net of allowance for sales returns	$6,810	$2,506

Amounts due to affiliates
Accounts payable	$(62)	$(45)

In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35,000 payable over 4 years and a performance-based contingent earn-out of $5,000. ANST is a wholly owned subsidiary of MAT, of which the Company has a 25% shareholding. As a result of the planned sale of these assets to ANST, the Company has separately classified the related assets of $28,688 to assets held for sale, a component of other non-current assets. During 2006, $2,429 of the related assets have been transferred to ANST and $430 of gain has been recognized in year ended December 31, 2006. In addition to the transfer of assets, the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009.
3.	Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 25,	December 31,
	2005	2006
Cash at banks and on hand	$29,126	$62,551
Cash equivalents
Bank fixed deposits	153,991	77,309
Money market funds	39,891	30,039
Foreign government treasury bills	1,712	1,558

	$224,720	$171,457

4.	Marketable Securities
Marketable securities consist of the following:

	December 25, 2005				December 31, 2006
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$27,562	$—	$(1,027)	$26,535	$61,521	$35	$(1,072)	$60,484

Held-to-maturity certificates of deposit	$8,916	$—	$—	$8,916	$—	$—	$—	$—

Maturities of marketable securities (at fair value) are as follows:

	December 25,	December 31,
	2005	2006
Marketable securities:
Due in one year or less	$17,648	$45,126
Due after one year through five years	17,803	15,358

	$35,451	$60,484

Gross realized gains and losses in 2004 were $86 and $623, respectively. Gross realized gains and losses in 2005 were $nil and $nil, respectively. Gross realized gains and losses in 2006 were $5 and $nil, respectively. Proceeds from the sales or maturities of available-for-sale marketable securities during 2004, 2005 and 2006 were $177,184, $16,513 and $56,232, respectively.
5.	Accounts Receivable
Accounts receivable consists of the following:

	December 25,	December 31,
	2005	2006
Accounts receivable — third parties	$243,830	$247,185
Allowance for sales returns	(2,840)	(3,406)

	$240,990	$243,779

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Movements in the allowance for sales returns are as follows:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Beginning	$1,362	$1,899	$2,840
Utilized during the year	(4,511)	(1,094)	—
Charged during the year	5,048	2,517	3,034
Writeback during the year	—	(482)	(2,468)

Ending	$1,899	$2,840	$3,406

6.	Other Receivables
Other receivables consist of the following:

	December 25,	December 31,
	2005	2006
Deposits and staff advances	$1,229	$718
Grants receivable	1,313	—
Forward contract receivable	1,051	196
Taxes receivable	3,796	2,533
Other receivables	3,947	3,528

	$11,336	$6,975

7.	Inventories
Inventories consist of the following:

	December 25,	December 31,
	2005	2006
Raw materials	$63,079	$88,339
Work-in-progress	15,727	19,395
Finished goods	677	3,880

	$79,483	$111,614

8.	Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 25,	December 31,
	2005	2006
Leasing prepayments	$10,054	$11
Other prepayments and assets	9,543	14,035
Deferred income tax assets	1,425	289
Loans to a vendor	5,329	4,029

	$26,351	$18,364

Prepaid expenses and other non-current assets consist of the following:

	December 25,	December 31,
	2005	2006
Leasing prepayments	$2,623	$—
Deferred income tax assets	38,879	39,028
Other deposits	289	285
Loans to a vendor	8,441	4,412
Debt issuance cost, net of accumulated amortization of $3,026 and $5,397	10,895	9,510
Assets held for sale	—	26,259
Others	2,070	4,146

	$63,197	$83,640

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Leasing prepayments represent prepayments of lease rental obligations for certain plant and machinery leased under sale and lease-back arrangements.
The Company extended $5,000 and $15,000 loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5,000 and $15,000 are repayable in quarterly installments of $450 and $882 up to June 2007 and December 2008, respectively. During the year ended December 31, 2006, $5,329 was repaid.
9.	Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 25,	December 31,
	2005	2006
Cost:
Freehold land	$5,857	$5,972
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	236,179
Equipment	1,660,504	1,880,982

Total cost	$1,856,431	$2,142,997

Total accumulated depreciation	$749,400	$950,167

Property, plant and equipment, net	$1,107,031	$1,192,830

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $163,975, $195,923 and $229,067 in 2004, 2005 and 2006, respectively.
In the third quarter of 2004, following the consummation of the merger, the Company adopted ChipPAC’s policy to depreciate equipment on a straight-line basis over 8 years, from 5 years previously. The impact of this change was depreciation savings of $23,373 in 2004. The change resulted in an increase in net income of $19,698, net of tax effects of $3,675. This also resulted in a decrease in loss per share and ADS by $0.01 and $0.14, respectively, in 2004.
The Company routinely reviews the remaining estimated useful lives of its equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its equipment. However, due to the nature of the packaging and testing operations, which may include sudden changes in demand in the end markets, and due to the fact that certain equipment is dedicated to specific customers, the Company may not be able to accurately anticipate declines in the utility of its equipment.
Land use rights represent payments to secure, on a fully-paid up basis, the use of properties where the Company’s facilities are located in Shanghai, China and Kuala Lumpur, Malaysia for a period of 50 and 99 years, respectively. The land use rights expire in the year 2044 for Shanghai, China and in the year 2086 for Kuala Lumpur, Malaysia. The Company’s Singapore facilities are located in a building constructed on land held on a 30-year operating lease which is renewable for a further 30-year period subject to the fulfillment of certain conditions. The facilities in Hsin-Chu Hsien, Taiwan are located on a freehold land.
Included in property, plant and equipment are equipment acquired under capital lease at a cost of $20,406 and $20,891 as of December 25, 2005 and December 31, 2006, respectively. The accumulated depreciation for these leased assets as of December 25, 2005 and December 31, 2006 amounted to $3,775 and $6,397, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
10.	Intangible Assets
Intangible assets consist of the following:

	December 25, 2005			December 31, 2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(2,658)	$5,042
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(7,733)	24,267
Customer relationships	99,300	(70,338)	28,962	99,300	(99,300)	—
Software, licenses and others	18,528	(8,319)	10,209	24,855	(12,318)	12,537

	$157,528	$(84,748)	$72,780	$163,855	$(122,009)	$41,846

Amortization expense related to finite-lived intangible assets is summarized as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Tradenames	$458	$1,100	$1,100
Technology and intellectual property	1,333	3,200	3,200
Customer relationships	20,688	49,650	28,962
Software, licenses and others	2,229	4,265	3,988

	$24,708	$58,215	$37,250

Finite-lived intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense as of December 31, 2006 is summarized as follows:

2007	$7,592
2008	7,069
2009	6,237
2010	4,995
2011	4,281
Thereafter	11,672

Total	$41,846

11.	Goodwill
The changes in the carrying value of goodwill are as follows:

	December 25, 2005	December 31, 2006
Beginning	$523,598	$522,625
Purchase adjustments	(973)	(9,113)

Ending	$522,625	$513,512

As of December 31, 2006, the Company had goodwill of $2,209 related to the acquisition of Winstek and $511,303 related to the acquisition of ChipPAC. In 2005, purchase adjustments of $973 related to the cost of acquisition of $453 and fair value of liabilities acquired of $520 were recorded. In 2006, purchase adjustments of $9,113 related to the deferred taxes valuation were recorded.
Pursuant to business combination accounting rules, the goodwill associated with the acquisition of ChipPAC was recorded based on share prices at the time the merger was announced. The Company performed its annual test for impairment of goodwill related to ChipPAC during the fourth quarter of 2004, 2005 and 2006. Goodwill was allocated to reporting units associated with the Company’s acquisitions.
In 2005 and 2006, the Company performed its annual test for impairment and determined that the fair value of the reporting units exceeds their carrying value, and therefore goodwill was not impaired.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The annual impairment review completed in 2004 indicated that the reported book value of the ChipPAC reporting units exceeded its fair value, with the determination of fair value supplemented by independent appraisal using a combination of discounted cash flows and market multiples methodologies. The Company believed that the decline in the fair values of the ChipPAC reporting units in 2004 were primarily due to:-
(a)	longer than expected slow-down in the industry beginning late 2004 as customers corrected excess inventory position. This reduction in demand, coupled with the competitive pressures in the packaging and testing business had affected the short-term earnings expectation of the Company; and
(b)	a revision of the industry outlook beyond 2005 as compared to the time the merger was announced.
The Company compared the fair values of the ChipPAC reporting units to the fair values of their tangible and identifiable intangible net assets for purposes of determining the implied fair value of goodwill in 2004. Upon completion of the assessment, the Company recorded a non-cash impairment charge of $453,000 to reduce the carrying value of goodwill related to the acquisition of ChipPAC to its estimated fair value of $521,389 in 2004.
12.	Business Combination
On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. The transaction had been accounted for using the purchase method. ChipPAC is a full portfolio provider of semiconductor packaging, design, test and distribution services. By combining the testing expertise of STATS with the packaging expertise of ChipPAC, STATS ChipPAC offers its global customers one of the broadest portfolios of comprehensive end-to-end packaging and test services in the semiconductor industry.
The number of STATS ChipPAC ADSs issued pursuant to the merger was 86,190,753, determined based upon the exchange ratio of 0.87 STATS ADS for each share of ChipPAC Class A common stock and the number of outstanding shares of ChipPAC Class A common stock as of August 5, 2004. The average market price per STATS ADS of $12.402 is based upon an average of the closing prices for a range of trading days (February 8 through 12, 2004) around February 10, 2004, the date on which the merger was announced.
The fair values of STATS ChipPAC substitute options, both vested and unvested, were determined using a Black-Scholes valuation model with the following assumptions: no dividend yield, an expected volatility of 62.47%, and a risk-free interest rate of 3.12%. The model assumed an expected life of five to seven years for vested and unvested options.
The number of STATS ChipPAC ordinary shares that were subjected to STATS ChipPAC substitute options in connection with the merger was 76,492,951, based upon the total number of shares of ChipPAC Class A common stock subjected to outstanding ChipPAC options as of August 5, 2004, at an exercise price range of $0.15 to $1.47 per STATS ChipPAC ordinary share.
Based on the above, the estimated total purchase price of the ChipPAC acquisition was as follows:

Value of STATS ChipPAC ADSs issued	$1,068,955
Value of STATS ChipPAC substitute options	74,548

Total value of STATS ChipPAC securities	1,143,503
Estimated direct transaction costs	9,369

Total estimated purchase price	$1,152,872

Under the purchase method of accounting, the total estimated purchase price as shown in the table above was allocated to ChipPAC’s net tangible and identifiable intangible assets based on their estimated fair values as at merger date. In determining the price allocation, management considered, among other factors, its intention for use of acquired assets as well as historical demand and estimates of future demand for ChipPAC’s products and services. Based on these assumptions, the estimated purchase price was allocated as follows:

Current and other assets	$170,332
Property, plant and equipment	447,568
Current liabilities	(161,203)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)

Long-term debts	(375,519)
Other long-term liabilities	(51,924)

Net assets	29,254
Amortizable intangible assets:
Tradenames	7,700
Technology and intellectual property	32,000
Customer relationships	99,300
Software and licenses	8,218
Unearned compensation on unvested options	2,011
Goodwill	974,389

$1,152,872

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 11, Goodwill.
Of the total estimated purchase price, an estimate of $29,254 had been allocated to net assets assumed and $147,218 had been allocated to amortizable identifiable intangible assets acquired. The final allocation of purchase price was subjected to adjustments as described in Note 11.
The fair value of tangible assets was estimated primarily based on the cost and sales comparison approaches. In applying the cost approach, the replacement or reproduction cost estimates for the buildings, machinery and other equipment were based on indexed original costs or manufacturer reported replacement costs. Original historical cost data was segregated by appraisal class and year of acquisition, and indexed to estimated reproduction cost. Inflation trend factors were derived using indices from nationally recognized indexes. Replacement or reproduction costs were reduced by depreciation factors that reflect the estimated physical deterioration and functional obsolescence of assets. The sales comparison approach was used for tangible assets that have an active resale market. Similar assets recently sold or offered for sale were analyzed and their prices adjusted to reflect the difference between the comparable asset and the asset and the conditions of the sale to estimate the value of the acquired assets.
The fair value assigned to intangible assets was estimated by discounting the estimated future cash flows of the intangibles assets to their present value. The cash flow estimates used for technology and intellectual property were based on estimates of product revenue and appropriate royalty rates (based on an analysis of rates for similar technologies and forecast product margins). The cash flow estimates used for customer relationships were based on estimates of revenue attributed to the current customers and the programs they have been qualified on as well as the profitability attributed to each customer related asset. The rate used to discount these net cash flows was determined after consideration of market returns on debt and equity capital, the weighted average return on invested capital, the nature of each asset and the risk associated with achieving the forecast.
The fair value of the ChipPAC tradename was amortized on a straight-line basis over an estimated life of seven years. Technology and intellectual property were related to ChipPAC’s technology for ball grid array, lead-frame and chip scale package. The fair value of these assets was amortized on a straight-line basis over an average estimated life of ten years.
Customer relationships represent those customers with which ChipPAC had current sales relationships. The fair value of these assets was amortized on a straight-line basis over an average estimated life of two years.
The Company recorded $2,011 of unearned compensation on unvested options, in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” This amount represents the intrinsic value of stock options assumed that is earned as the employees provide services over the next four years.
Of the total estimated purchase price, $974,389 had been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present.
The following pro forma financial information presents a summary of the results of operations of the Company assuming the merger was consummated on January 1, 2004. The pro forma financial information

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2004, nor is it necessarily indicative of future operating results or financial position of the Company.

Year Ended
December 31,
2004
Revenues	$1,084,165
Net loss	(484,695)
Net loss per ordinary share:
Basic and diluted	$(0.25)
Net loss per ADS:
Basic and diluted	$(2.52)
The proforma financial information above included the following material, non-recurring charges: impairment of goodwill of $453,000 and merger related expenses of $5,399 in 2004.
13.	Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 25, 2005	December 31, 2006
Staff costs	$31,324	$33,957
Purchase of raw materials	25,082	10,875
Maintenance fees, license fees and royalties	5,378	2,828
Interest expense	7,780	7,553
Provision for vacation liability	4,732	3,299
Others	22,636	39,115

	$96,932	$97,627

14.	Income Taxes
Income (loss) before income taxes consists of the following:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Singapore	$6,674	$6,698	$951
Foreign	(462,675)	(16,880)	111,626

	$(456,001)	$(10,182)	$112,577

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Income tax benefit (expense) consists of the following:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Current tax:
Singapore	$7,283	$(72)	$—
Foreign	(172)	(373)	(5,935)

Total current tax	$7,111	$(445)	$(5,935)

Deferred tax:
Singapore	$(9,145)	$(617)	$(1,400)
Foreign	(5,860)	(8,627)	(18,424)

Total deferred tax	$(15,005)	$(9,244)	$(19,824)

	$(7,894)	$(9,689)	$(25,759)

A reconciliation of the expected tax expense (benefit) at the Singapore statutory rate of tax to actual tax expense (benefit) is as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Income tax expense (benefit) computed at Singapore statutory rate of 20.0% (2005 and 2004: 20.0%)	$(91,200)	$(2,036)	$22,515
Non-deductible expenses, including goodwill impairment charges	91,488	1,989	4,892
Non-taxable income	(1,212)	(2,194)	(461)
Differences in tax rates	6,898	15,434	5,550
Effect of recognizing deferred tax assets at concessionary tax rate and tax credits	(13,199)	(6,539)	(13,926)
Change in statutory tax rate	—	—	(651)
Tax benefits from employee share option plans	—	(2,084)	(665)
Reinvestment allowance	(10,415)	(5,755)	(5,632)
Change in valuation allowance	23,137	30,133	9,114
Effect of tax loss carryforwards and unutilized capital allowance previously not recognized	—	(21,685)	—
Benefit of tax status change	(935)	—	—
Taxable foreign exchange adjustment	2,639	1,283	4,575
All other items, net	693	1,143	448

Income tax expense	$7,894	$9,689	$25,759

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss, unutilized capital allowance and investment tax credit carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets and liabilities at December 25, 2005 and December 31, 2006 are as follows:

	December 25, 2005	December 31, 2006
Deferred income tax assets:
Operating loss carryforwards	$34,787	$27,079
Investment, and research and development tax credits	50,136	57,804
Reinvestment allowance	29,336	34,968
Property, plant and equipment	32,551	32,185
Others	4,165	7,066

	150,975	159,102
Valuation allowance	(110,671)	(119,785)

	$40,304	$39,317

Deferred income tax liabilities:
Property, plant and equipment	$26,386	$34,147
Allowances and reserves	20,618	22,610

	47,004	56,757

Net deferred income tax assets (liabilities)	$(6,700)	$(17,440)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
In 2004, as part of the acquisition of ChipPAC, the Company acquired approximately $103,351 of net operating loss carryforwards, $32,185 of tax credit carryforwards and $47,023 of reinvestment allowance that were recognized as deferred tax assets upon acquisition. The Company established a valuation allowance of $53,973 against all of the net operating loss carryforwards and reinvestment allowance, and a portion of the Korean tax credit carryforwards. If utilized, these attributes will be treated as a reduction in acquired goodwill. In 2004, $5,916 of the South Korea tax credit carryforwards was utilized. In 2006, a further $9,113 of the South Korea and China net operating loss carryforwards and tax credit carryforwards was utilized.
The deferred tax assets as of December 25, 2005 and December 31, 2006 arose principally as a result of the deferred tax benefit associated with operating loss carryforwards, investment, and research and development tax credits, reinvestment allowance and deductible temporary differences on property, plant and equipment. The Company recorded a valuation allowance of $110,671 and $119,785 as of December 25, 2005 and December 31, 2006, respectively, which represents an increase of $30,133 and $9,114 in 2005 and 2006, respectively, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax asset will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
As at December 31, 2006, the Company has approximately $113,197 of tax loss carryforwards available to offset against future taxable income, certain amounts of which will expire in varying amounts from 2007 to 2024. Changes in stock ownership can result in a limitation on the amount of net operating loss that is available as carryforwards. The Company determined it had undergone such an ownership change in 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately $21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in 2005. As at December 31, 2006, the Company has approximately $2,960 of tax deductions in the United States as a result of the exercise of employee share options reflected in net operating loss carryforwards and valuation allowance, of which the tax benefit has not been realized.
As at December 31, 2006, the Company has approximately $7,969, $303,600, $49,834 and $134,493 of research and development, unutilized capital allowances, investment tax credits and reinvestment allowance, respectively, which can be used to offset income tax payable in future years. Certain credits will expire in varying amounts from 2007 through 2013.
The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation of the Company’s pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The remaining $480 has been refunded in 2006. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
15.	Short-Term Borrowings
The short-term borrowings relate to the lines of credit with Shin Han Bank (formerly known as Cho Hung Bank), Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $25,000, $5,000 and $14,000, respectively, and short-term borrowings from Mega Bank of $544. These facilities bore average interest rates of 4.8% and 4.6% in 2005 and 2006, respectively. As of December 25, 2005 and December 31, 2006, $16,891 and $592 were borrowed against these facilities, and $27,109 and $43,952 of unutilized South Korean lines of credit were available, respectively. These South Korean lines of credit are subject to annual review by the lenders for the continued use of the facilities.
16.	Capital Leases
Future minimum lease payments under capital leases for equipment as of December 31, 2006 are as follows:

Payable in year
2007	$3,729
2008	—
2009	—
2010	—
Thereafter	—

Total minimum obligations	3,729
Less amounts representing interest at rates ranging from 4.4% to 4.7% per annum	(49)

Present value of minimum obligations and current installments of obligations under capital lease	$3,680

All leasing arrangements are for testers with 3-year terms. At the end of the lease term, the Company may choose to terminate, renew the lease or purchase the equipment at fair market value.
17.	Long-term Debts
Long-term debts consist of the following:

	December 25, 2005	December 31, 2006
1.75% convertible senior fixed-rate notes	$31,500	$31,500
0% convertible senior fixed-rate notes	115,000	115,000
2.5% convertible subordinated fixed-rate notes	150,000	150,000
8% convertible subordinated fixed-rate notes	50,000	—
6.75% senior fixed-rate notes	215,000	215,000
7.5% senior fixed-rate notes	150,000	150,000
U.S. dollars bank loan at floating rates	2,760	14,070
Taiwan dollar loans at floating rates	53,987	58,615
Taiwan dollar loans and commercial papers at fixed rates	10,866	2,859
Accrued yield-to-maturity interest on convertible notes	14,963	21,580

	794,076	758,624
Less current amounts	(18,651)	(61,101)

	$775,425	$697,523

In March, 2002, the Company issued $200,000 of senior, unsecured and unsubordinated convertible notes due March 18, 2007 for net proceeds of $195,032. The convertible notes bear interest at the rate of 1.75% per annum payable semi-annually on March 18 and September 18 of each year and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. In 2004, the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Company repurchased $16,500 aggregate principal of these convertible notes for $18,150 and recorded a loss of $266. In 2005, the Company repurchased a further $26,080 aggregate principal amount of these convertible notes for $28,796 and recorded a loss of $390. Holders of these convertible notes had the right to require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield 4.91% per year to the redemption date. The Company received notices of demand for redemption of $125,920 aggregate principal amount of these convertible notes which the Company redeemed in March 2005 at a loss of $1,263. The Company financed the redemption from cash and short-term borrowings. In July 2005, the Company repurchased and cancelled $42,580 aggregate principal amount of these convertible notes. Following the redemption and cancellation, $31,500 aggregate principal amount of these convertible notes remained outstanding at December 31, 2006.
On November 7, 2003, the Company issued $115,000 of senior, unsecured and unsubordinated convertible notes due November 7, 2008, for net proceeds of $112,345. The convertible notes have a yield to maturity of 4.25%. At the maturity date, the Company will pay to the note holders 123.4% of the principal amount, comprising principal and redemption interest. The notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each note holder may require the Company to repurchase all or a portion of such holder’s notes at a price to yield of 4.25% per year to the redemption date.
The conversion price of the 1.75% convertible senior notes and zero coupon convertible senior notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value; (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value; (5) on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest aggregate cash dividends in any previous year, and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once); and (6) on spin-off of any of the Company’s subsidiaries or other business units.
The terms of the indentures governing the 1.75% convertible senior notes and zero coupon convertible senior notes provide that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.
The $50,000 8.0% convertible subordinated notes due 2011 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 15, 2011 and bear interest rate of 8.0% per annum payable semi-annually on June 15 and December 15 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price, expressed as a percentage of principal amount of the convertible notes, plus, in each case, accrued interest to the date of redemption:

Year	Percentage
2004	104.00%
2005	103.33%
2006	102.67%
2007	102.00%
2008	101.33%
2009	101.67%
2010 and thereafter	100.00%
Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In October 2006, the Company repurchased the outstanding $50,000 aggregate principal amount of these convertible notes for $50,500 and recorded a loss of $500. The repurchase was financed with current working capital, including the Company’s cash and cash equivalents.
The $150,000 2.5% convertible subordinated notes due 2008 are ChipPAC’s unsecured and subordinated obligations. These convertible notes will mature on June 1, 2008 and bear interest rate of 2.5% per annum payable semi-annually on June 1 and December 1 of each year. On the maturity date of these convertible notes, ChipPAC will pay to the note holders of these convertible notes 100% of the principal amount. These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. These convertible notes are not redeemable at the option of ChipPAC. Upon the occurrence of specified change in control events, each holder of these notes may require ChipPAC to repurchase all or a portion of such holder’s notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries). On October 18, 2004, ChipPAC commenced a consent solicitation from holders of these convertible notes to amend the indenture governing these convertible notes to replace ChipPAC’s obligation to file with the SEC annual reports and such other information, documents and reports specified in Section 13 and 15(d) of the Exchange Act of 1934 with an obligation of STATS ChipPAC to file all such reports with the SEC as are applicable to a foreign private issuer. The consent solicitation expired on November 1, 2004. ChipPAC received valid deliveries of consents from holders of approximately $130,500 aggregate principal amount, or 87%, of these convertible notes outstanding. Accordingly, ChipPAC obtained the requisite consents authorizing the adoption of the proposed amendment to the indenture. The consents were accepted and the amendments to the indenture became effective on November 2, 2004.
The conversion price of the 8.0% convertible subordinated notes and 2.5% convertible subordinated notes may be subject to adjustments upon occurrence of the following: (1) on share distribution, share split or share consolidation; (2) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value; (3) on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above, and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above); (4) on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8.0% convertible subordinated notes, 12.5% of the Company’s then market capitalization; and (5) on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible subordinated notes, 10% of the Company’s then market capitalization, and in the case of the 8% convertible subordinated notes, 12.5% of the Company’s then market capitalization.
The terms of the indentures governing the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes permits only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible subordinated notes and the 8.0% convertible subordinated notes, shelf registration is required to be maintained for a period of two years. The shelf registration requirement of the 8.0% convertible subordinated notes had expired as of the date of the merger of the Company and ChipPAC, and the shelf registration requirement of the 2.5% convertible subordinated notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004 and which offering had been terminated on October 11, 2006.
The various provisions of the convertible notes were evaluated by the Company to determine whether any specific conversion features should be bifurcated from the debt host instrument and accounted for as separate derivatives. The Company concluded that conversion options, conversion price adjustments, option to settle for cash upon conversion, the Company’s call option and note holders’ put option embedded in the convertibles notes may be classified as equity and therefore do not need to be accounted for separately from the debt host instruments. The change in control put options are determined to be clearly and closely related to the debt host instrument and are not required to be accounted for separately. Further, the conversion prices were out-of-the-money at the commitment dates and did not result in bifurcation of beneficial conversion features.
On November 18, 2004, the Company issued $215,000 of senior unsecured notes due November 15, 2011, for net proceeds of $210,458. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to November 15, 2008, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest. On or after November 15, 2008, the Company may redeem all or a part of these notes at any time at the redemption prices specified under the terms and conditions of the senior notes plus accrued and unpaid interest. In addition, prior to November 15, 2007, the Company may redeem up to 35% of these notes with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest.
On July 19, 2005, the Company issued $150,000 of senior unsecured notes due July 19, 2010 for net proceeds of $146,535. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. At the maturity date, the Company will pay to the note holders 100.0% of the principal amount, comprising principal and redemption interest. Prior to July 19, 2010, the Company may redeem all or a part of the senior notes at any time by paying a “make whole” premium plus accrued and unpaid interest. The Company may redeem all, but not less than all, of these notes at any time in the event of certain changes affecting withholding taxes at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any. In addition, prior to July 19, 2008, the Company may redeem up to 35% of these notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net proceeds of certain equity offerings. Upon a change of control, the Company will be required to offer to purchase these notes at 101.0% of their principal amount plus accrued and unpaid interest. A portion of the net proceeds were used to repay the then outstanding $99,000 short-term debts with Overseas-Chinese Banking Corporation Limited and Bank of America N.A.
The Company has two U.S. dollars term loan facilities of $25,000 and $5,000 from Hana Bank in South Korea, of which $14,070 was outstanding as of December 31, 2006. As at December 31, 2006, the average interest rate on the loans was 7.1% per annum. The principal and interest on these loans are repayable over eight equal quarterly installments from November 2006 to June 2009.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Winstek has a NT$1.8 billion ($55,232) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of December 31, 2006, Winstek has drawn down NT$1.6 billion ($50,338) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan was 3.5% per annum and interest on the loan is payable on a monthly basis. This loan is secured by a pledge of equipment with net book value of $50,163 as of December 31, 2006.
In August 2006, Winstek obtained another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($110,463) with a syndicate of lenders, with Taishin bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of December 31, 2006, Winstek has not utilized the term loan facility and there was no outstanding balance on this facility.
Additionally, Winstek has NT$1.4 billion ($43,449) of other bank and credit facilities from various banks and financial institutions, of which $18,394 borrowings was outstanding as of December 31, 2006. These credit facilities have varying interest rates ranging from 2.1% to 3.6% per annum and maturities ranging from 2007 through 2012. The $18,394 borrowings are secured by a pledge of equipment with net book value of $33,487 as of December 31, 2006.
Annual maturities of long-term debts as of December 31, 2006 are as follows:

Payable in year
2007	$61,101
2008	312,575
2009	18,050
2010	150,690
2011	215,690
Thereafter	518

$758,624

The STATS ChipPAC consolidated group, with the exception of Winstek, the China non-guarantor entities (comprising STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and STATS ChipPAC Semiconductor Shanghai Co., Ltd.), and, in the case of the 7.5% Senior Notes due 2010, STATS ChipPAC Korea Ltd., fully and unconditionally guaranteed the obligations under the indentures of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, on an unsecured senior basis. See Note 30, Condensed Consolidating Financial Information. The STATS ChipPAC consolidated group, with the exception of Winstek, are subjected to the covenant restrictions under the terms of the 6.75% Senior Notes due 2011 or the 7.5% Senior Notes due 2010, which, among other things, limit the incurrence of additional indebtedness, prepay subordinated debts, investments, dividends, transaction with affiliates, asset sales, sale and leaseback, liens and encumbrances, merger and consolidations and other customary restrictions. The 6.75% Senior Notes due 2011 and the 7.5% Senior Notes due 2010 are cross-defaulted to the Company’s other indebtedness.
18.	Unutilized Credit Facilities
The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 31, 2006, the Company had not used this line of credit and there was no outstanding balance on this facility.
At December 31, 2006, the Company had other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $337,624 with financial institutions.
The notional letters of credit amounts outstanding at December 25, 2005 and December 31, 2006 were $8,951 and $122, respectively.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
19.	Other Non-Current Liabilities
Other non-current liabilities consist of the following:

	December 25, 2005	December 31, 2006
Deferred tax liabilities	$46,654	$56,747
Accrued severance benefits	19,957	26,892
Others	—	1,168

	$66,611	$84,807

Changes in accrued severance benefits in 2004, 2005 and 2006 are as follows:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Beginning	$—	$16,587	$20,210
Increase due to acquisition	13,819	—	—
Provision for severance benefits	1,793	6,334	9,119
Severance payments	(704)	(3,138)	(4,172)
Foreign currency loss	1,679	427	1,997

Ending	$16,587	$20,210	$27,154
Payments on deposits with Korean National Pension Fund	(262)	(253)	(262)

Ending, net of payments on deposits	$16,325	$19,957	$26,892

20.	Share Capital and Additional Paid-in Capital
On August 5, 2004, the Company issued 861,907,530 new ordinary shares and assumed options to purchase 76,492,951 ordinary shares to effect the acquisition of ChipPAC.
As a result of the employees exercising their share options and purchase rights in 2004, 2005 and 2006, 5,802,800, 31,961,575 and 26,522,092 ordinary shares were issued, respectively.
Additional paid-in capital represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in payment of dividends, if such dividends are satisfied by the issue of shares to members of the Company, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes. As of December 25 2005, the Company’s share premium account amounted to $1,414,721.
Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act of 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid up capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital as of January 30, 2006 and increased the share capital account on that date to $1,820,277.
21.	Share Repurchase
The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, at the annual general meeting in April 2006, the Company obtained shareholders’ approval for the repurchase of up to approximately 50

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting) and the amendment of its employee share plans to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. As of December 31, 2006, the Company had not repurchased any shares.
22.	Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss are as follows:

	December 25, 2005	December 31, 2006
Currency translation loss	$(8,320)	$(7,353)
Unrealized gain on hedging instruments	775	676
Unrealized loss on available-for-sale marketable securities	(1,027)	(1,037)

	$(8,572)	$(7,714)

23.	Share Options and Incentive Plans
In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.
Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company or their equivalent cash value or combinations thereof as the award vests in accordance with a schedule determined by the Board of Directors or committee thereof. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combinations thereof ultimately received by the employee depends on the Company’s performance against specified targets over a period of time to be determined by the Board of Directors or committee thereof. The ordinary shares covered by a grant under the PSP shall vest in accordance with a schedule determined by the Board of Directors or committee thereof. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP. The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively. As of December 31, 2006, no grant of share awards under the RSP and PSP had been made.
In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Ltd. Share Option Plan, as amended, (“STATS ChipPAC Option Plan”) to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.
The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates, outside directors and

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
consultants, who are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options. The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.
In August 2004, the Company adopted the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the benefit of its employees. Under the ESPP, substantially all employees could purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85% of the lower of the fair market value at the beginning or the end of the specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase, or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing newly issued shares, existing shares (including treasury shares), shares acquired on the open market or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised from 130 million ordinary shares in 2005 to not exceed 92 million ordinary shares of the Company in 2006.
Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB 25 and its related interpretations, and includes pro forma information in accordance with SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
Effective December 26, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R). The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows:

Year Ended
December 31,
2006
Cost of revenues	$5,965
Selling, general and administrative	6,143
Research and development	1,580

$13,688

As a result of adopting SFAS 123(R), the Company’s net income for the year ended December 31, 2006 was $13,307 lower than if it had continued to account for share-based compensation under APB 25.
If the Company had not adopted SFAS 123(R), basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.05 and $0.04, respectively, compared to reported basic and diluted earnings per share of $0.04 and $0.04, respectively. This is equivalent to basic and diluted earnings per ADS

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
of $0.45 and $0.43, respectively, for the year ended December 31, 2006, respectively, compared to reported basic and diluted earnings per ADS of $0.39 and $0.37, respectively.
The following table illustrates the pro forma amounts if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation in 2004 and 2005:

	Year Ended
	December 31, 2004	December 25, 2005
Net loss as reported	$(467,723)	$(26,311)
Add: Total share-based employee compensation expenses included in reported net loss, net of related tax effects	658	743
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(18,492)	(19,612)

Pro forma net loss	$(485,557)	$(45,180)

Basic and diluted net loss per share:
As reported	$(0.33)	$(0.01)
Pro forma	$(0.34)	$(0.02)
Basic and diluted net loss per ADS:
As reported	$(3.27)	$(0.13)
Pro forma	$(3.40)	$(0.23)
The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 16, 2006, and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurates with the estimated expected term of the Company’s employee share purchase rights or share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ends on February 14, 2007 were based on the changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company matching of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares and the level of contribution, as determined in accordance with the terms of the ESPP.
The fair value of share options granted in 2004, 2005 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 31, 2004	December 25, 2005	December 31, 2006
Expected term	5 — 10 years	5 — 9 years	3 — 7 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	0.8% — 4.3%	2.6% — 3.3%	3.0% — 3.4%
Weighted average volatility	61.0%	55.9%	39.1%
SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the year ended December 31, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
The following table summarizes share option activity in 2004, 2005 and 2006:

		Weighted
		Average	Aggregate
	Options	Exercise Price	Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at January 1, 2004	61,022	$1.58
Assumed through ChipPAC acquisition	76,493	0.55
Granted	11,523	0.87
Lapsed and forfeited	(11,239)	1.16
Exercised	(5,802)	0.33

Options outstanding at December 31, 2004	131,997	1.01
Granted	27,299	0.59
Lapsed and forfeited	(16,972)	1.03
Exercised	(18,149)	0.35

Options outstanding at December 25, 2005	124,175	1.01
Granted	16,498	0.68
Lapsed and forfeited	(17,596)	1.11
Exercised	(6,277)	0.41

Options outstanding at December 31, 2006	116,800	$0.99	$11,670

Exercisable at December 31, 2004	66,097	$1.13

Exercisable at December 25, 2005	62,785	$1.30

Exercisable at December 31, 2006	70,732	$1.19	$6,136

The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their share options. During the year ended December 31, 2006, the total amount of cash received from the exercise of share options was $2,575.
The following table summarizes information about share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	12/31/2006	Life	Price	12/31/2006	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	89	2.8 years	$0.15	89	2.8 years	$0.15
$0.21 to $0.29	8,751	5.6 years	$0.27	6,299	5.4 years	$0.26
$0.33 to $0.47	3,740	4.3 years	$0.43	3,709	4.3 years	$0.43
$0.53 to $0.89	66,764	6.9 years	$0.69	26,547	6.1 years	$0.74
$0.91 to $1.09	1,606	4.9 years	$0.96	1,189	4.1 years	$0.97
$1.16 to $1.66	28,321	5.1 years	$1.37	25,370	4.9 years	$1.39
$2.01 to $2.61	2,692	2.9 years	$2.05	2,692	2.9 years	$2.05
$3.99	4,837	3.3 years	$3.99	4,837	3.3 years	$3.99

	116,800	6.0 years		70,732	5.2 years

The fair value of employee share purchase rights granted prior to August 16, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	December 25, 2005	December 31, 2006
Expected term	0.5 years	0.5 years
Dividend yield	0.0%	0.0%
Risk free interest rate	1.3 — 1.9%	2.7%
Weighted average volatility	39.4%	35.4%
As of December 31, 2006, there was $8,420 of unrecognized share-based compensation expenses related to approximately 46.1 million of unvested share option awards net of $716 of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.6 years.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Total grant-date fair value of share options that vested during the year ended December 31, 2006 was $15,306, respectively. Total intrinsic value of share options exercised during the year ended December 31, 2006 was $1,912. For the year ended December 31, 2006, the value of the 20,245,050 shares issued for ESPP purchases was $10,679 and the employees contributed $10,139 to the ESPP.
24.	Commitments and Contingencies
     (a) Commitments
As of December 25, 2005 and December 31, 2006, unconditional purchase obligations consist of the following:

	December 25,	December 31,
	2005	2006
Capital commitments
Building, mechanical and electrical installation	$3,204	$4,039
Plant and equipment	144,169	20,893

Other commitments
Inventories	$121,822	$80,049

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.
The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $7,363 per annum for 2007 through 2011. Following the acquisition of ChipPAC, the Company assumed the obligation to pay until September 30, 2007 additional contingent incentive payments to Cirrus Logic, Inc. of up to approximately $750 subject to achievement of certain milestones.
The Company leases certain of its facilities in Singapore, South Korea and the United States under operation lease arrangements and has lease agreements for the land located in Singapore, Malaysia and China related to its facilities in these locations. Operating lease rental expense in 2004, 2005 and 2006 was $4,781, $8,499 and $11,084, respectively.
The Company has leased certain plant and equipment under operating leases and under sale and lease-back arrangements. These leases extend through 2009. Operating lease rental expenses, including amortization of lease prepayments, in respect of these leases for in 2004, 2005 and 2006 were $39,543, $30,514 and $21,749, respectively.
Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 were:

Payable in year
2007	$29,945
2008	28,473
2009	13,753
2010	8,534
2011	8,027
Thereafter	43,261

$131,993

     (b) Contingent Liabilities
The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.
In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunctions and could have a material adverse effect on the business, financial condition and results of operations of the Company.
In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17,233 as of December 31, 2006) was made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding tax on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2,871 as of December 31, 2006) was made on January 9, 2004 for interest expense from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP will terminate on July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2006 is estimated to be 36.5 billion South Korean Won (approximately $39,235 as of December 31, 2006). As of December 31, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
25.	Restructuring Charges
In the first quarter of 2005 and third quarter of 2006, certain restructuring plans were executed to realign the Company’s organization and reduce operating costs to better align the Company’s expenses with revenues, which resulted in a total reduction in workforce of 88 and 556 employees, respectively, related to the restructuring. Severance and related charges of $830 and $1,938 were incurred and expensed in the first quarter of 2005 and third quarter of 2006, respectively.
26.	Other Non-Operating Income (Expense)

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
Gain (loss) on sale and maturity of marketable securities	$(537)	$—	$5
Loss from repurchase and redemption of senior and convertible notes	(797)	(1,653)	(500)
Other income, net	398	577	603

	$(936)	$(1,076)	$108

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
27.	Fair Value of Financial Instruments

	December 25, 2005		December 31, 2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$224,720	$224,720	$171,457	$171,457
Marketable securities	35,451	35,451	60,484	60,484
Restricted cash	2,608	2,608	981	981
Financial Liabilities:
Short-term borrowings	16,891	16,891	592	592
Long-term debts, excluding senior and convertible notes	67,613	67,476	75,544	75,414
Senior and convertible notes	$726,463	$708,110	$683,080	$690,217
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.
The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:
Cash and cash equivalents
Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.
Marketable securities
The fair value is estimated based upon the quoted market price on the last business day of the fiscal year. For securities where there are no quoted market prices, the carrying amount is assumed to be its fair value.
Restricted cash
The fair value is based on current interest rates available to the Company for time deposits and government bonds of similar terms and remaining maturities.
Short-term borrowings and long-term debts
The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.
Senior and convertible notes
The fair value is estimated by obtaining quotes from market and brokers.
Limitations
Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
28.	Business Segment, Geographic and Major Customer Data
Operating segments, as defined under SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has identified its individual geographic operating locations as its operating segments. All material geographical operating locations qualify for aggregation under SFAS 131 due to similarities in economic characteristics, nature of services, market base and production process. Accordingly, the operating segments have been aggregated into one reportable segment.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006
United States
— packaging — array	253,595	444,066	648,258
— packaging — leaded	145,511	230,462	265,012
— test and other services	195,082	210,511	269,939

	594,188	885,039	1,183,209

Asia
— packaging — array	49,506	129,082	231,946
— packaging — leaded	9,415	17,227	21,861
— test and other services	80,905	98,736	132,720

	139,826	245,045	386,527

Europe
— packaging — array	9,264	7,672	17,585
— packaging — leaded	6,172	6,750	9,610
— test and other services	19,671	12,747	20,002

	35,107	27,169	47,197

Total
— packaging — array	312,365	580,820	897,789
— packaging — leaded	161,098	254,439	296,483
— test and other services	295,658	321,994	422,661

	$769,121	$1,157,253	$1,616,933

Long-lived assets by geographical area were:

	Year Ended
	December 25,	December 31,
	2005	2006
Singapore	$350,960	$332,784
United States	25,574	24,310
Rest of Asia	730,497	835,736

Total	$1,107,031	$1,192,830

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
Net assets by geographical area were:

	Year Ended
	December 25,	December 31,
	2005	2006
Singapore	$531,141	$411,340
United States	6,843	96,162
Rest of Asia	603,668	738,648

Total	$1,141,652	$1,246,150

Revenues from major customers, as a percentage of net revenues, were as follows:

	Year Ended
	December 31,	December 25,	December 31,
	2004	2005	2006

Customer A	20.6%	11.6%	10.7%
Customer B	11.1	10.4	10.1
Customer C	8.5	10.1	8.7
Others	59.8	67.9	70.5

	100.0%	100.0%	100.0%

29.	Recent Event
On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in the Company that STSPL does not already own (the “Offer”). As of January 31, 2007, STSPL owned approximately 36% of the Company’s outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.
The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of the Company’s outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the Company’s outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for the Company’s outstanding $115,000 senior, unsecured and unsubordinated convertible notes due 2008 and the $150,000 2.5% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.
Consummation of the Offer is subject to conditions described above and other customary conditions. The Company expects in due course to make further announcements on important information about the Offer, the Company’s board of director’s recommendations, the advice of independent financial adviser and other related matters.

30.	Condensed Consolidating Financial Information
In connection with the merger with ChipPAC in 2004, the Company assumed the $150,000 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of its direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
In November 2004, the Company issued $215,000 of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
In July 2005, the Company issued $150,000 of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215,000 6.75% Senior Notes due 2011 and non-guarantor of the $150,000 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215,000 6.75% Senior Notes due 2011 and the $150,000 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$462,697	$9,703	$148,382	$259,785	$83,382	$(194,828)	$769,121
Cost of revenues	(390,673)	(203)	(130,630)	(243,295)	(73,690)	194,951	(643,540)

Gross profit	72,024	9,500	17,752	16,490	9,692	123	125,581

Operating expenses:
Selling, general and administrative	42,259	7,803	3,271	25,895	5,229	44	84,501
Research and development	10,811	1,047	2,933	1,952	894	—	17,637
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000

Total operating expenses	53,070	8,850	277,938	116,982	98,254	44	555,138

Operating income (loss)	18,954	650	(260,186)	(100,492)	(88,562)	79	(429,557)

Other income (expense), net:
Interest income	7,774	9	59	3,596	123	(7,131)	4,430
Interest expense	(19,173)	(2,875)	(1,399)	(10,944)	(1,556)	7,131	(28,816)
Foreign currency exchange gain (loss)	(206)	—	(1,915)	881	118	—	(1,122)
Equity loss from investment in subsidiaries	(472,535)	(67,882)	—	(87,677)	—	628,094	—
Other non-operating income (expense), net	(675)	12	11	(542)	258	—	(936)

Total other income (expense), net	(484,815)	(70,736)	(3,244)	(94,686)	(1,057)	628,094	(26,444)

Loss before income taxes	(465,861)	(70,086)	(263,430)	(195,178)	(89,619)	628,173	(456,001)
Income tax benefit (expense)	(1,862)	(14)	(6,500)	(515)	997	—	(7,894)

Loss before minority interest	(467,723)	(70,100)	(269,930)	(195,693)	(88,622)	628,173	(463,895)
Minority interest	—	—	—	—	—	(3,828)	(3,828)

Net loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income loss	$(467,723)	$(70,100)	$(269,930)	$(195,693)	$(88,622)	$624,345	$(467,723)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	104,141	628	17,008	37,312	29,638	(44)	188,683
Goodwill impairment	—	—	271,734	89,135	92,131	—	453,000
Amortization of leasing prepayments	25,718	—	—	—	—	—	25,718
Debt issuance cost amortization	1,741	—	—	—	172	—	1,913
Loss (gain) on sale of property, plant and equipment	(631)	—	—	5	(30)	—	(656)
Accretion of discount on convertible notes	11,923	—	—	(486)	—	—	11,437
Loss from repurchase and redemption of senior and convertible notes	266	—	—	531	—	—	797
Foreign currency exchange gain	(516)	—	—	—	(314)	—	(830)
Share-based compensation expense	582	—	—	—	76	—	658
Deferred income taxes	9,145	—	6,204	461	(805)	—	15,005
Minority interest in income of subsidiary	—	—	—	—	—	3,828	3,828
Equity loss from investment in subsidiaries	472,535	67,882	—	87,677	—	(628,094)	—
Gain on sale and maturity of marketable securities	503	—	—	—	34	—	537
Others	580	127	—	(193)	(108)	(35)	371
Changes in operating working capital:
Accounts receivable	3,670	—	—	8,789	(4,310)	—	8,149
Amounts due from affiliates	(242,237)	26,486	(1,171)	6,976	15,986	198,387	4,427
Inventories	(77)	—	(632)	(314)	(148)	—	(1,171)
Other receivables, prepaid expenses and other assets	(64,078)	(1,442)	(2,459)	2,683	875	—	(64,421)
Accounts payable, accrued operating expenses and other payables	(2,709)	(23,934)	3,506	(14,644)	(3,625)	—	(41,406)
Amounts due to affiliates	(2,918)	(85)	94	191,182	8,415	(198,387)	(1,699)

Net cash provided by (used in) operating activities	(150,085)	(438)	24,354	213,421	49,365	—	136,617

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$101,323	$—	$—	$—	$29,174	$—	$130,497
Proceeds from maturity of marketable securities	46,687	—	—	—	—	—	46,687
Purchases of marketable securities	(137,124)	—	—	222	(24,041)	—	(160,943)
Acquisition of intangible assets	—	(399)	(45)	(510)	(474)	—	(1,428)
Acquisition of subsidiary, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Purchases of property, plant and equipment	(172,320)	(1,090)	(35,893)	(24,434)	(81,225)	27,388	(287,574)
Others, net	20,926	33	133	3,011	4,014	(27,388)	729

Net cash used in investing activities	(154,557)	(1,456)	(35,805)	(21,711)	(72,552)	21,257	(264,824)

Cash Flows From Financing Activities
Repayment of short-term debts	$(50,000)	$—	$—	$—	$(22,006)	$—	$(72,006)
Repayment of long-term debts	—	—	—	—	(8,982)	—	(8,982)
Proceeds from issuance of shares, net of expenses	1,968	—	—	—	4,680	(4,680)	1,968
Proceeds from issuance of senior notes, net of expenses	210,458	—	—	—	—	—	210,458
Repurchase and redemption of senior and convertible notes	(18,083)	—	—	(175,564)	—	—	(193,647)
Proceeds from bank borrowings	50,000	—	8,016	—	49,604	—	107,620
Decrease in restricted cash	—	—	—	—	2,927	—	2,927
Capital lease payments	(2,042)	—	(1,727)	(2,663)	(778)	—	(7,210)

Net cash provided by (used in) financing activities	192,301	—	6,289	(178,227)	25,445	(4,680)	41,128

Net increase (decrease) in cash and cash equivalents	(112,341)	(1,894)	(5,162)	13,483	2,258	16,577	(87,079)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	1,425	—	1,425
Cash and cash equivalents at beginning of the year	297,165	2,427	7,138	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the year	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Short-term restricted cash	—	—	—	—	376	—	376
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,214	—	26,351

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Long-term restricted cash	—	—	745	—	1,487	—	2,232
Prepaid expenses and other non-current assets	28,850	369	28,186	202	5,590	—	63,197

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity.	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$435,630	$40,268	$387,830	$684,290	$163,870	$(554,635)	$1,157,253
Cost of revenues	(363,092)	(384)	(347,964)	(612,676)	(142,909)	499,002	(968,023)

Gross profit	72,538	39,884	39,866	71,614	20,961	(55,633)	189,230

Operating expenses:
Selling, general and administrative	44,488	24,862	9,007	94,754	9,635	(46,995)	135,751
Research and development	10,779	5,556	6,986	10,015	1,452	(8,717)	26,071
Restructuring charges	734	—	—	96	—	—	830
Total operating expenses	56,001	30,418	15,993	104,865	11,087	(55,712)	162,652

Operating income (loss)	16,537	9,466	23,873	(33,251)	9,874	79	26,578

Other income (expense), net: Interest income	24,292	17	226	2,531	229	(20,881)	6,414
Interest expense	(31,358)	(8,240)	(3,372)	(18,827)	(1,713)	20,881	(42,629)
Foreign currency exchange gain (loss)	(1,125)	(3)	(535)	1,529	665	—	531
Equity gain (loss) from investment in subsidiaries	(32,320)	414	—	—	—	31,906	—
Other non-operating income (expense), net	(1,648)	(91)	(19)	93	589	—	(1,076)

Total other income (expense), net	(42,159)	(7,903)	(3,700)	(14,674)	(230)	31,906	(36,760)

Income (loss) before income taxes	(25,622)	1,563	20,173	(47,925)	9,644	31,985	(10,182)
Income tax benefit (expense)	(689)	(56)	(7,767)	(1,909)	732	—	(9,689)

Income (loss) before minority interest	(26,311)	1,507	12,406	(49,834)	10,376	31,985	(19,871)
Minority interest	—	—	—	—	—	(6,440)	(6,440)

Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 25, 2005

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(26,311)	$1,507	$12,406	$(49,834)	$10,376	$25,545	$(26,311)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81,823	2,073	41,982	86,275	42,064	(79)	254,138
Amortization of leasing prepayments	25,790	—	—	—	—	—	25,790
Debt issuance cost amortization	1,848	113	—	—	—	—	1,961
Loss (gain) on sale of property, plant and equipment	445	—	220	(62)	926	—	1,529
Accretion of discount on convertible notes	7,414	—	—	—	—	—	7,414
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange loss (gain)	48	—	—	168	(350)	—	(134)
Share-based compensation expense	703	—	—	—	40	—	743
Deferred income taxes	617	—	7,767	1,574	(607)	—	9,351
Minority interest in income of subsidiary	—	—	—	—	—	6,440	6,440
Equity loss (gain) from investment in subsidiaries	32,320	(414)	—	—	—	(31,906)	—
Others	(5)	134	344	311	(249)	—	535
Changes in operating working capital:
Accounts receivable	(23,950)	—	—	(59,685)	(7,705)	—	(91,340)
Amounts due from affiliates	(109,865)	(4,564)	4,426	(16,358)	(9,893)	132,067	(4,187)
Inventories	(5,449)	—	(8,156)	(49)	(11,139)	—	(24,793)
Other receivables, prepaid expenses and other assets	7,357	315	(1,667)	(153)	(2,336)	—	3,516
Accounts payable, accrued operating expenses and other payables	35,737	89	30,918	12,200	25,555	—	104,499
Amounts due to affiliates	3,124	1,709	39,146	89,352	(1,339)	(132,067)	(75)

Net cash provided by operating activities	33,299	962	127,386	63,739	45,343	—	270,729

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$15,726	$—	$15,726
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(32,017)	—	(32,017)
Cash injection in subsidiary	(25,587)	—	—	(25,500)	—	51,087	—
Acquisition of intangible assets	(787)	(698)	(812)	(837)	(1,719)	—	(4,853)
Purchases of property, plant and equipment	(53,718)	(187)	(94,163)	(78,419)	(61,648)	42,360	(245,775)
Others, net	18,726	10	4,927	9,629	12,207	(42,360)	3,139

Net cash used in investing activities	(61,366)	(875)	(90,048)	(94,340)	(67,451)	51,087	(262,993)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(35,779)	$—	$(7,033)	$—	$(143,276)
Repayment of long-term debts	—	—	(7,101)	—	(30,569)	—	(37,670)
Proceeds from issuance of shares, net of expenses	13,521	—	—	21,479	33,231	(54,710)	13,521
Proceeds from issuance of convertible notes, net of expenses	146,535	—	—	—	—	—	146,535
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	42,657	—	44,964	—	188,085
Increase in restricted cash	—	—	(18)	—	(1,469)	—	(1,487)
Grants received	246	—	—	—	—	—	246
Capital lease payments	(4,955)	—	(6,782)	—	—	—	(11,737)
Contribution by minority interest in subsidiary, net	—	—	—	—	—	3,623	3,623

Net cash provided by (used in) financing activities	(11,916)	—	(7,023)	21,479	39,124	(51,087)	(9,423)

Net increase (decrease) in cash and cash equivalents	(39,983)	87	30,315	(9,122)	17,016	—	(1,687)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(1,102)	—	(1,102)
Cash and cash equivalents at beginning of the year	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the year	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457
Short-term marketable securities	2,619	—	—	—	42,507	—	45,126
Accounts receivable, net	75,655	—	—	153,427	14,697	—	243,779
Amounts due from affiliates	480,580	152,734	14,973	93,602	25,833	(765,216)	2,506
Other receivables	2,249	219	3,092	672	743	—	6,975
Inventories	36,996	—	41,871	6,514	26,233	—	111,614
Prepaid expenses and other current assets	6,805	1,158	6,600	1,473	2,328	—	18,364

Total current assets	673,961	154,288	89,039	311,296	136,453	(765,216)	599,821
Long-term marketable securities	15,358	—	—	—	—	—	15,358
Property, plant and equipment, net	332,786	4,261	285,582	237,688	332,523	(10)	1,192,830
Investment in equity investee	10,292	—	—	—	—	—	10,292
Investment in subsidiaries	830,366	14,706	—	86,433	—	(931,505)	—
Intangible assets	3,630	2,039	1,997	31,716	2,464	—	41,846
Goodwill	—	—	304,557	102,129	104,617	2,209	513,512
Long-term restricted cash	—	—	629	—	352	—	981
Prepaid expenses and other non-current assets	22,256	258	25,956	319	34,851	—	83,640

Total assets	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$38,967	$20	$62,945	$10,537	$55,253	$—	$167,722
Payables related to property, plant and equipment purchases	8,048	—	12,340	8,176	5,713	—	34,277
Accrued operating expenses	44,287	9,347	13,210	9,171	21,612	—	97,627
Income taxes payable	—	187	1,663	3,326	1,634	—	6,810
Short-term borrowings	—	—	48	—	544	—	592
Amounts due to affiliates	18,117	1,252	75,398	633,912	36,582	(765,216)	45
Current obligations under capital leases		—	3,680	—	—	—	3,680
Current installments of long-term debts	36,800	—	5,070	—	19,231	—	61,101

Total current liabilities	146,219	10,806	174,354	665,122	140,569	(765,216)	371,854
Long-term debts, excluding current installments installments	496,280	150,000	9,000	—	42,243	—	697,523
Other non-current liabilities	—	—	68,518	9,694	6,595	—	84,807

Total liabilities	642,499	160,806	251,872	674,816	189,407	(765,216)	1,154,184

Minority interest	—	—	—	—	—	57,946	57,946
Total shareholders’ equity	1,246,150	14,746	455,888	94,765	421,853	(987,252)	1,246,150

Total liabilities and shareholders’ equity	$1,888,649	$175,552	$707,760	$769,581	$611,260	$(1,694,522)	$2,458,280

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$501,660	$39,870	$573,502	$1,070,609	$289,434	$(858,142)	$1,616,933
Cost of revenues	(400,330)	(75)	(490,533)	(950,922)	(240,838)	791,925	(1,290,773)

Gross profit	101,330	39,795	82,969	119,687	48,596	(66,217)	326,160

Operating expenses:
Selling, general and administrative	57,018	26,970	12,453	86,268	12,030	(55,273)	139,466
Research and development	10,253	5,781	10,408	13,692	1,334	(11,022)	30,446
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	69,209	32,751	22,861	99,960	13,364	(66,295)	171,850

Operating income (loss)	32,121	7,044	60,108	19,727	35,232	78	154,310

Other income (expense), net: Interest income	3,468	27	389	2,776	811	(2,070)	5,401
Interest expense	(35,198)	(7,145)	(3,507)	—	(2,036)	2,070	(45,816)
Foreign currency exchange gain (loss)	89	(1)	(2,874)	2,304	(1,142)	46	(1,578)
Equity gain from investment in equity investee	152	—	—	—	—	—	152
Equity gain from investment in subsidiaries	74,478	2,520	—	12,741	—	(89,739)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net.	195	(600)	(2)	219	296	—	108

Total other income (expense), net	46,087	(5,199)	(5,994)	18,040	(2,071)	(92,596)	(41,733)

Income before income taxes	78,208	1,845	54,114	37,767	33,161	(92,518)	112,577
Income tax expense	(1,400)	(1,451)	(19,624)	(1,840)	(1,444)	—	(25,759)

Income before minority interest	76,808	394	34,490	35,927	31,717	(92,518)	86,818
Minority interest	—	—	—	—	—	(10,010)	(10,010)

Net income	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In thousands of U.S. Dollars (except per share data)
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006

			STATS		Non-
			ChipPAC	Guarantor	Guarantor
	STATS ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$76,808	$394	$34,490	$35,927	$31,717	$(102,528)	$76,808
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	86,748	1,698	53,207	75,173	49,570	(79)	266,317
Amortization of leasing prepayments	7,386	—	—	—	—	—	7,386
Debt issuance cost amortization	2,262	109	—	—	—	—	2,371
Loss (gain) on sale of property, plant and equipment	852	—	(16)	(58)	473	—	1,251
Accretion of discount on convertible notes	6,618	—	—	—	—	—	6,618
Loss on redemption of convertible notes	—	500	—	—	—	—	500
Foreign currency exchange loss (gain)	(220)	—	—	—	1,024	(46)	758
Share-based compensation	4,150	1,762	5,244	1,429	1,103	—	13,688
Deferred income taxes	1,400	1,300	19,515	(2,069)	(293)	—	19,853
Minority interest in income of subsidiary	—	—	—	—	—	10,010	10,010
Equity (income) loss from investment in subsidiaries	(74,479)	(2,520)	—	(12,741)	—	89,740	—
Equity (income) loss from investment in equity investee	(152)	—	—	—	—	—	(152)
Gain on sale of marketable securities	—	—	—	—	(5)	—	(5)
Others	487	1	175	136	210	—	1,009
Changes in operating working capital:
Accounts receivable	15,170	—	—	(23,298)	5,339	—	(2,789)
Amounts due from affiliates	(120,238)	49,490	(6,398)	2,547	(12,221)	91,124	4,304
Inventories	(11,631)	—	(9,984)	(1,893)	(8,760)	—	(32,268)
Other receivables, prepaid expenses and other assets	6,358	220	(451)	(518)	1,746	—	7,355
Accounts payable, accrued operating expenses and other payables	2,973	(1,366)	10,070	1,781	31,316	—	44,774
Amounts due to affiliates	10,052	(630)	(13,953)	90,932	4,706	(91,124)	(17)

Net cash provided by operating activities	14,544	50,958	91,899	167,348	105,925	(2,903)	427,771

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$35,391	$—	$35,391
Proceeds from maturity of marketable securities	—	—	—	—	20,841	—	20,841
Purchases of marketable securities	—	—	—	—	(80,866)	—	(80,866)
Cash injection in subsidiaries	(7,517)	—	—	(54,500)	—	62,017	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,835)	(698)	(1,151)	(2,314)	(421)	—	(6,419)
Purchases of property, plant and equipment	(96,176)	(219)	(94,167)	(71,989)	(157,913)	26,821	(393,643)
Others, net	12,100	1	6,139	7,198	10,450	(26,821)	9,067

Net cash used in investing activities	(103,582)	(916)	(89,179)	(121,605)	(172,518)	62,017	(425,783)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$(21,496)	$—	$(20,794)	$—	$(42,290)
Repayment of long-term debts	—	—	(690)	—	(26,937)	—	(27,627)
Proceeds from issuance of shares, net of expenses	13,254	—	—	—	62,017	(62,017)	13,254
Repurchase and redemption of senior and convertible notes	—	(50,500)	—	—	—	—	(50,500)
Proceeds from bank borrowings	—	—	16,653	—	43,655	—	60,308
Decrease in restricted cash	—	—	116	—	1,511	—	1,627
Capital lease payments	—	—	(7,091)	—	—	—	(7,091)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	13,254	(50,500)	(12,508)	—	54,007	(59,114)	(54,861)

Net increase (decrease) in cash and cash equivalents	(75,784)	(458)	(9,788)	45,743	(12,586)	—	(52,873)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(390)	—	(390)
Cash and cash equivalents at beginning of the year	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the year	$69,057	$177	$22,503	$55,608	$24,112	$—	$171,457

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF STATS CHIPPAC LTD.
(In compliance with the requirements of the Singapore Companies Act)
We have completed an integrated audit of the financial statements of STATS ChipPAC Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements, set out on pages F-2 to F-49 of the Annual Report, in accordance with the standards of the Public Company Accounting Oversight Board (United States).
The consolidated financial statements of STATS ChipPAC Ltd. (the “Company”) and its subsidiaries (the “Group”) are prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
We reported separately on the consolidated financial statements of the Group on March 12, 2007 and our report is included thereon.
Our audit of the consolidated financial statements referred to above includes an audit of the accompanying unconsolidated balance sheet of the Company, which should be read in conjunction with the consolidated financial statements. The unconsolidated balance sheet of the Company as at December 31, 2006 and notes therein as set out on pages F-51 to F-61 are presented as required by the Singapore Companies Act, Cap. 50 (the “Act”).
In our opinion,
(a)	the consolidated financial statements of the Group and the accompanying unconsolidated balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America, so as to give a true and fair view of the state of the affairs of the Group and of the Company as of December 31, 2006, and the consolidated statements of operations, of comprehensive income, of shareholders’ equity and of cash flows of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.
PricewaterhouseCoopers
Certified Public Accountants
Singapore
March 12, 2007

STATS CHIPPAC LTD.
UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars

		December 25,	December 31,
	Note	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	3	$144,841	$69,057
Short-term marketable securities	8	—	2,619
Accounts receivable, net	4	90,825	75,655
Amounts due from affiliates		6,810	2,506
Amounts due from subsidiaries		353,533	478,074
Other receivables	5	3,936	2,249
Inventories	6	25,365	36,996
Prepaid expenses and other current assets	7	15,096	6,805

Total current assets		640,406	673,961
Long-term marketable securities	8	17,803	15,358
Property, plant and equipment, net	9	350,960	332,786
Investment in subsidiaries	10	738,852	830,366
Investment in equity investee	11	—	10,292
Intangible assets	12	1,998	3,630
Prepaid expenses and other non-current assets	7	28,850	22,256

Total assets		$1,778,869	$1,888,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables		$23,665	$38,967
Payables related to property, plant and equipment purchases		22,404	8,048
Accrued operating expenses	13	56,620	44,287
Income taxes payable		—	—
Amounts due to affiliates		62	45
Amount due to subsidiaries		8,003	18,072
Current obligations under capital leases		—	—
Current installments of long-term debts	15	—	36,800

Total current liabilities		110,754	146,219
Long-term debts, excluding current installments	15	526,463	496,280

Total liabilities		637,217	642,499

Share capital:
Ordinary shares —
2005: Authorized 3,200,000,000 shares, par value S$0.25;
2006: Unlimited shares with no par value;
Issued ordinary shares —1,976,292,025 and 2,002,814,117 respectively	17	303,052	1,847,002
Additional paid-in capital	17	1,517,118	—
Accumulated other comprehensive loss	18	(8,572)	(7,714)
Accumulated deficit		(669,946)	(593,138)

Total shareholders’ equity		1,141,652	1,246,150

Commitments and contingencies	19
Total liabilities and shareholders’ equity		$1,778,869	$1,888,649

The accompanying notes form an integral part of the unconsolidated balance sheets.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET
In thousands of U.S. Dollars
1.	Background and Summary of Significant Accounting Policies
(a)	Business and Organization
STATS ChipPAC Ltd. (the “Company”) is incorporated in Singapore and its ordinary shares are listed on the Singapore Exchange (“SGX-ST”) and its American Depository Shares (“ADS”) are quoted on the NASDAQ Stock Market. The Company was formed in connection with the merger of ST Assembly Test Services Ltd (“STATS”) and ChipPAC, Inc. (“ChipPAC”), which was consummated on August 5, 2004. As a result of the merger, ChipPAC became a wholly-owned subsidiary of STATS. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.

In 2005, the Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company owned approximately 52% of Winstek as of December 31, 2006.

The principal activities of the Company are the provision of a full range of semiconductor packaging design, assembly, test and distribution solutions.

The Company is required to prepare the unconsolidated balance sheet of the Company in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) for filing with the Accounting and Corporate Regulatory Authority (“ACRA”).

Under the Companies (Accounting Standards for Listed Companies) Order 2003 of the Singapore Companies (Amendment) Act, where a SGX-ST listed company is also listed on a foreign exchange which requires the company to comply with accounting standards other than Financial Reporting Standards, the company shall apply the alternative accounting standards if they are approved accounting standards by SGX-ST and the company has notified ACRA of its intention. As accounting principles generally accepted in the United States of America (“U.S. GAAP”) is an approved accounting standard and the Company has notified ACRA of its intention, the unconsolidated balance sheet of the Company has been prepared in accordance with U.S. GAAP.

The unconsolidated balance sheet of the Company should be read in conjunction with the consolidated financial statements, its basis of preparation and summary of significant accounting policies. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are included in the annual report of the Company.

The financial statements are expressed in U.S. dollars, which is the Company’s functional and presentation currency.
(b)	Subsidiaries and Equity Investee
The Company has subsidiaries in South Korea, China, Malaysia, Taiwan, the British Virgin Island, Luxembourg, Barbados, Hungary and in the United States, its principal market. The Company’s equity investee company is based in Bermuda. Investments in subsidiaries and equity investee are accounted for using the equity accounting method.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
(c)	Fiscal Year
Since the beginning of fiscal 2005, the Company employed fiscal year and fiscal quarter reporting periods. The Company’s 52-53 week fiscal year ends on the Sunday nearest to December 31. The Company’s fiscal quarters end on a Sunday and are generally thirteen weeks in length. Fiscal year 2006, a 53-week year, ended on December 31, 2006, and fiscal year 2005, a 52-week year, ended on December 25, 2005. Unless otherwise stated, all years and dates refer to STATS ChipPAC’s fiscal years.
2.	Related Parties
Temasek Holdings (Private) Limited (“Temasek Holdings”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owns approximately 36% of the Company as of December 31, 2006. Temasek Holdings, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183). Singapore Technologies Pte Ltd (“STPL”), a wholly-owned subsidiary of Temasek Holdings, was the holding company of STSPL prior to a restructuring completed on December 31, 2004 pursuant to which all the assets of STPL were transferred to Temasek Holdings. Refer to Note 2 of the consolidated financial statements for details of transactions with affiliates.
3.	Cash and Cash Equivalents
Cash and cash equivalents consist of the following:

	December 25,	December 31,
	2005	2006

Cash at banks and on hand	$2,015	$26,397
Cash equivalents
Bank fixed deposits	104,073	42,660
Money market funds	38,753	—

	$144,841	$69,057

4.	Accounts Receivable
Accounts receivable consist of the following:

	December 25,	December 31,
	2005	2006

Accounts receivable — third parties	$92,278	$77,441
Allowance for sales returns	(1,453)	(1,786)

	$90,825	$75,655

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
5.	Other Receivables
Other receivables consist of the following:

	December 25,	December 31,
	2005	2006

Deposits and staff advances	$481	$1
Grants receivable	1,313	—
Taxes receivable	392	—
Other receivables	1,750	2,248

	$3,936	$2,249

6.	Inventories
Inventories consist of the following:

	December 25,	December 31,
	2005	2006

Raw materials	$17,924	$29,009
Work-in-progress	7,320	7,144
Finished goods	121	843

	$25,365	$36,996

7.	Prepaid Expenses and Other Assets
Prepaid expenses and other current assets consist of the following:

	December 25,	December 31,
	2005	2006

Leasing prepayments	$7,452	$11
Other prepayments and assets	2,315	2,765
Loans to a vendor	5,329	4,029

	$15,096	$6,805

Prepaid expenses and other non-current assets consist of the following:

	December 25,	December 31,
	2005	2006

Deferred income tax assets (Note 14)	$9,300	$7,900
Loans to a vendor	8,441	4,412
Debt issuance cost, net of accumulated amortization of $3,481 and $5,231	10,626	9,349
Others	483	595

	$28,850	$22,256

Leasing prepayments represent prepayments of lease rental obligations for production equipment leased under sale and lease-back arrangements.
Details of the loans to a vendor are provided in Note 8 of the consolidated financial statements.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
8.	Long-Term Marketable Securities
Long-term marketable securities consist of the following:

	December 25,				December 31,
	2005				2006
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Available-for-sale corporate debt securities	$18,830	$—	$(1,027)	$17,803	$19,049	$—	$(1,072)	$17,977

Maturities of long-term marketable securities (at fair value) are as follows:

	December 25,	December 31,
	2005	2006

Marketable securities:
Due in one year or less	$—	$2,619
Due after one year through five years	17,803	15,358

Total	$17,803	$17,977

9.	Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 25,	December 31,
	2005	2006

Cost:
Buildings, mechanical and electrical installation	$60,966	$63,111
Equipment	800,802	852,321

Total cost	861,768	915,432
Total accumulated depreciation	(510,808)	(582,646)

Property, plant and equipment, net	$350,960	$332,786

10.	Investment in Subsidiaries
Investment in subsidiaries is summarized as follows:

	December 25,	December 31,
	2005	2006

Unquoted equity shares at cost	$1,207,283	$1,214,800
Quoted equity shares at cost	40,894	40,894

	1,248,177	1,255,694
Less: share of losses of subsidiaries	(509,325)	(425,328)

	$738,852	$830,366

On August 5, 2004, STATS and ChipPAC consummated the previously announced merger which resulted in ChipPAC becoming a wholly-owned subsidiary of STATS. Refer to Note 12 of the consolidated financial statements for the details of the merger.
In connection with the merger with ChipPAC, the Company assumed certain obligations and guarantees of the outstanding borrowings of ChipPAC.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
ChipPAC has a $150,000 2.5% convertible notes due 2008. These convertible notes can be convertible into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. On October 11, 2004, STATS ChipPAC, ChipPAC and the trustee for these convertible notes entered into a second supplemental indenture to provide for an unconditional guarantee of these convertible notes on a subordinated basis by STATS ChipPAC (but not by any of its subsidiaries).
Refer to Note 17 of the consolidated financial statements for details of the terms of the notes.
11.	Investment in Equity Investee
Investment in equity investee is summarized as follows:

	December 25,	December 31,
	2005	2006

Unquoted equity shares at cost	$—	$10,154
Currency translation differences	—	(14)
Add: share of profits of equity investee	—	152

	$—	$10,292

In 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns Wuxi CR Micro-Assembly Technology Ltd. (“ANST”), for $10,154. Refer to Note 2 of the consolidated financial statements for details of the transfer of the assembly and test equipment to ANST.
12.	Intangible Assets
Intangible assets consist of the following:

	December 25,			December 31,
	2005			2006
		Accumulated	Net	Gross	Accumulated	Net
	Gross Assets	Amortization	Assets	Assets	Amortization	Assets
Software and licenses	$2,807	$(809)	$1,998	$4,641	$(1,011)	$3,630

13.	Accrued Operating Expenses
Accrued operating expenses consist of the following:

	December 25,	December 31,
	2005	2006

Staff costs	$9,028	$10,361
Purchase of raw materials	24,012	10,758
Maintenance fees, license fees and royalties	1,197	848
Interest expense	7,073	7,064
Provision for vacation liability	3,335	2,937
Others	11,975	12,319

	$56,620	$44,287

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
14.	Income Taxes
The Company’s pioneer trade was in an adjusted tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on its plant and machinery and trade losses in certain years. As a result, the Company had not enjoyed any tax exemption in respect of its income arising from the pioneer activities. On the other hand, the Company had paid taxes in respect of its interest and rental income as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application for the revocation of the Company’s pioneer status granted from January 1, 1996 to December 31, 2003 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services” was approved by the Singapore Economic Development Board (“EDB”), an agency of the Government of Singapore. Accordingly, the Company recorded $5,039 of tax recoverable in 2004 related to expected tax refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4,559 has been refunded in 2005. The remaining $480 has been refunded in 2006. The Company is in the process of working with the EDB for a new tax incentive for its Singapore operations.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and unutilized capital allowance carryforwards. The tax effect of significant items comprising the Company’s deferred income tax assets are as follows:

	December 25,	December 31,
	2005	2006
Deferred income tax assets:
Operating loss carryforwards	$4,780	$4,780
Property, plant and equipment	32,551	32,430
Others	369	292

	37,700	37,502
Valuation allowance	(28,400)	(29,602)

Net deferred income tax assets	$9,300	$7,900

The Company established a valuation allowance of $28,400 and $29,602 as of December 25, 2005 and December 31, 2006, respectively against all the net operating loss carryforwards and a portion of the capital allowance carryforward, which represents an increase of $1,202 in 2006, to reduce the assets to the amounts that the Company deemed, more likely than not, that the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company establish a partial valuation allowance against its gross deferred tax assets to reduce the assets to the amount the Company deemed, more likely than not, to be recoverable.
Changes in stock ownership can result in a limitation on the amount of net operating loss that are available as carryforwards. The Company determined that it had undergone such ownership change during fiscal 2004 in connection with its merger with ChipPAC. In 2005, the limitations in connection with the merger with ChipPAC related to the carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company were waived by the Singapore tax authorities, subject to fulfillment of certain continuing conditions. Consequently, approximately

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
$21,685 of such tax loss and capital allowance carryforwards were recognized as deferred tax assets in fiscal 2005. As at December 31, 2006, the Company has approximately $23,908 and $284,175 of tax loss carryforwards and unutilized capital allowances, which can be used to offset income tax payable in future years.
15.	Long-term Debts
Long-term debts consist of the following:

	December 25,	December 31,
	2005	2006

1.75% convertible fixed-rate notes	$31,500	$31,500
0% convertible fixed-rate notes	115,000	115,000
6.75% fixed-rate notes	215,000	215,000
7.5% fixed-rate notes	150,000	150,000
Accrued yield-to-maturity interest on notes	14,963	21,580

	526,463	533,080
Less current amounts	—	(36,800)

	$526,463	$496,280

Refer to Note 17 of the consolidated financial statements for details of the long-term debts.
Annual maturities of long-term debts as of December 31, 2006 are as follows:

Payable in year 2007	$36,800
2008	131,280
2009	—
2010	150,000
2011	215,000

$533,080

16.	Unutilized Credit Facilities
The Company established a syndicated 3-year revolving line of credit of $125,000 in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The new facility is irrevocable for the 3-year period unless the Company is in breach of covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or if it commits an event of default, such as failing to pay any amount due under the line of credit. As of December 31, 2006, the Company had not used this line of credit and there was no outstanding balance on this facility.
At December 31, 2006, the Company has other undrawn banking and credit facilities consisting of long-term loans and bank guarantees of $25,068 with financial institutions.
The notional letters of credit amounts outstanding at December 25, 2005 and December 31, 2006 were $8,951 and $122, respectively.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
17.	Share Capital, Additional Paid-in Capital, and Share Options and Incentive Plans

Under Singapore law, all increases in share capital (including rights issues) require prior shareholders’ approval. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1,517,175 became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1,820,277.

Refer to Note 20 and 23 of the consolidated financial statements for details of the Share Capital and Additional Paid-in Capital, and Share Options and Incentive Plans, respectively.

18.	Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	December 25,	December 31,
	2005	2006

Loss arising from change in functional currency	$(9,732)	$(9,732)
Unrealized gain (loss) on hedging instruments	(301)	528
Unrealized loss on available-for-sale marketable securities	(1,027)	(1,073)
Share of subsidiaries’ other comprehensive income	2,488	2,577
Share of currency translation loss on equity investee	—	(14)

	$(8,572)	$(7,714)

19.	Commitments and Contingencies

(a)	Commitments
As of December 25, 2005 and December 31, 2006, unconditional purchase obligations consist of the following:

	December 25,	December 31,
	2005	2006
Capital commitments
Plant and equipment	$67,079	$5,798

Other commitments
Inventories	$51,954	$19,954

These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions and the approximate timing of transactions. The duration of these purchase obligations are generally less than 12 months.

The Company is party to certain royalty and licensing agreements which have anticipated payments of approximately $1,604 per annum for 2007 through 2011.

The Company leases a facility in Singapore under operating lease arrangement and has a lease agreement for the land located in Singapore related to its production facility. The Company has also leased its plant and certain production equipment under operating leases and under sale and lease-back arrangements.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 were:

Payable in year
2007	$7,979
2008	9,190
2009	3,615
2010	660
2011	419
Thereafter	5,942

$27,805

(b)	Contingencies

The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liabilities associated with these claims and litigations when they are probable and reasonably estimable.

In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. A court determination that the Company’s products or processes infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its products and/or processes. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and results of the operations of the Company.

In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

STATS CHIPPAC LTD.
NOTES TO THE UNCONSOLIDATED BALANCE SHEET (Continued)
In thousands of U.S. Dollars
20.	Fair Value of Financial Instruments

	December 25,		December 31,
	2005		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$144,841	$144,841	$69,057	$69,057
Short-term marketable securities	—	—	2,619	2,619
Long-term marketable securities	17,803	17,803	15,358	15,358

Financial Liabilities:
Senior and convertible notes	$526,463	$519,882	$533,080	$528,277
Refer to Note 27 of the consolidated financial statements for the methods and assumptions used to estimate the fair values of the financial instruments.

21.	Recent Event

On March 1, 2007, STSPL, a wholly-owned subsidiary of Temasek Holdings, announced its intention to launch a voluntary conditional cash offer for the remaining ordinary shares and ADSs in the Company that STSPL does not already own (the “Offer”). As of January 31, 2007, STSPL owned approximately 36% of the Company’s outstanding ordinary shares. The information in the following paragraph is based on STSPL’s Offer announcement.

The offer price will be S$1.75 for each ordinary share and S$17.50 for each ADS in cash. The Offer will be conditioned upon, among other matters, STSPL receiving acceptance of such number of ordinary shares and ADSs which, together with all other ordinary shares and ADSs owned, acquired or agreed to be acquired by STSPL, would represent more than 50% of the Company’s outstanding ordinary shares and ADSs following the close of the Offer. If ordinary shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the Company’s outstanding ordinary shares and ADSs (other than those owned by STSPL and its related corporations at the commencement of the Offer), STSPL intends to offer a higher purchase price of S$1.88 per ordinary share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their ordinary shares and ADSs are tendered. The Offer would also include an offer by STSPL for the Company’s outstanding $115,000 senior, unsecured and unsubordinated convertible notes due 2008 and the $150,000 2.5% convertible subordinated notes due 2008. The offer for the convertible notes is conditioned on the offer for the ordinary shares and ADSs becoming unconditional in all respects.

Consummation of the Offer is subject to conditions described above and other customary conditions. The Company expects in due course to make further announcements on important information about the Offer, the Company’s board of director’s recommendations, the advice of independent financial adviser and other related matters.

(THIS PAGE INTENTIONALLY LEFT BLANK)

STATS CHIPPAC LTD. AND SUBSIDIARIES
INDEX TO SUPPLEMENTARY INFORMATION

Page
SUPPLEMENTARY INFORMATION
Report of the Directors	S-3
Statement by Directors	S-8

(THIS PAGE INTENTIONALLY LEFT BLANK)

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 31, 2006
The directors present their report to the members together with the audited consolidated financial statements of the Group for the financial year ended December 31, 2006 and the unconsolidated balance sheet of the Company at December 31, 2006.
Directors
The directors of the Company in office at the date of this report are:

Charles R. Wofford	(Chairman)
Lim Ming Seong	(Deputy Chairman)
Tan Lay Koon	(President and Chief Executive Officer)
Peter Seah Lim Huat
Steven H. Hamblin
Richard J. Agnich
Robert W. Conn
R. Douglas Norby
Park Chong Sup
Teng Cheong Kwee (Appointed on October 1, 2006)
Tokumasa Yasui (Appointed on January 23, 2007)
Arrangements to enable directors to acquire shares and debentures
Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Share options — options granted”.
Directors’ interests in shares or debentures
According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest or was deemed to have any interest in the shares or debentures of the Company or related corporations, except as follows :
The Company — Fully paid Ordinary shares

	At
	Beginning of the
	Year/Date of	At
	Appointment	End of the Year
Charles R. Wofford	105,000	105,000
Tan Lay Koon	63,000	63,000
Steven H. Hamblin	85,000	50,000
Park Chong Sup	67,120	67,120

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 31, 2006
Directors’ interests in shares or debentures (continued)
     The Company — Share options to acquire new ordinary shares

	At
	Beginning of
	the Year/Date	At		Per Share
	of	End of the		Exercise
	Appointment	Year		Price S$	Exercisable Period

Charles R. Wofford	50,000	—		1.592	24/04/2002 to 23/04/2006
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	100,000	100,000		1.99	06/08/2004 to 05/08/2008
	50,000	50,000		1.91	17/02/2005 to 16/02/2009
	50,000	50,000	(1)	1.06	11/08/2005 to 10/08/2009
	57,500	57,500	(1)	1.01	03/05/2006 to 02/05/2010
	57,500	57,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	60,000	(1)	1.08	29/05/2007 to 28/05/2011

Lim Ming Seong	200,000	200,000		1.592	24/04/2002 to 23/04/2011
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	70,000	70,000		1.99	06/08/2004 to 05/08/2008
	35,000	35,000		1.91	17/02/2005 to 16/02/2009
	35,000	35,000		1.06	11/08/2005 to 10/08/2009
	42,500	42,500		1.01	03/05/2006 to 02/05/2010
	42,500	42,500		0.925	31/10/2006 to 30/10/2010
	—	45,000		1.08	29/05/2007 to 28/05/2011

Tan Lay Koon	500,000	500,000		6.93	20/04/2001 to 19/04/2010
	700,000	700,000		2.826	19/10/2001 to 18/10/2010
	449,000	449,000		1.592	24/04/2002 to 23/04/2011
	325,000	325,000		2.885	29/04/2003 to 28/04/2012
	2,000,000	2,000,000		2.20	26/06/2003 to 25/06/2012
	700,000	700,000		1.99	06/08/2004 to 05/08/2013
	500,000	500,000		1.91	17/02/2005 to 16/02/2014
	500,000	500,000		1.06	11/08/2005 to 10/08/2014
	600,000	600,000		1.01	03/05/2006 to 02/05/2015
	600,000	600,000		0.925	31/10/2006 to 30/10/2015
	—	700,000		1.08	29/11/2006 to 28/05/2013

Peter Seah Lim Huat	70,000	70,000		1.99	06/08/2004 to 05/08/2013
	35,000	35,000		1.91	17/02/2005 to 16/02/2014
	35,000	35,000		1.06	11/08/2005 to 10/08/2014
	40,000	40,000		1.01	03/05/2006 to 02/05/2010
	40,000	40,000		0.925	31/10/2006 to 30/10/2010
	—	45,000		1.08	29/05/2007 to 28/05/2011

Steven H. Hamblin	50,000	—		1.592	24/04/2002 to 23/04/2006
	70,000	70,000		2.885	29/04/2003 to 28/04/2007
	70,000	70,000		1.99	06/08/2004 to 05/08/2008
	35,000	35,000		1.91	17/02/2005 to 16/02/2009
	35,000	35,000	(1)	1.06	11/08/2005 to 10/08/2009
	37,500	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	37,500	37,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	45,000	(1)	1.08	29/05/2007 to 28/05/2011

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 31, 2006
Directors’ interests in shares or debentures (continued)
     The Company — Share options to acquire new ordinary shares

	At
	Beginning of
	the Year/Date	At		Per Share
	of	End of the		Exercise
	Appointment	Year		Price S$	Exercisable Period

Richard J. Agnich	20,000	—		1.298	23/10/2002 to 22/10/2006
	50,000	50,000		2.885	29/04/2003 to 28/04/2007
	50,000	50,000		1.99	06/08/2004 to 05/08/2008
	25,000	25,000		1.91	17/02/2005 to 16/02/2009
	25,000	25,000	(1)	1.06	11/08/2005 to 10/08/2009
	42,500	42,500	(1)	1.01	03/05/2006 to 02/05/2010
	42,500	42,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	45,000	(1)	1.08	29/05/2007 to 28/05/2011

Robert W. Conn	174,000	174,000	(2)	1.88	15/04/2003 to 04/08/2009
	130,500	—		0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	37,500	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	37,500	37,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	40,000	(1)	1.08	29/05/2007 to 28/05/2011

R. Douglas Norby	174,000	174,000	(2)	1.88	15/04/2003 to 04/08/2009
	130,500	130,500	(2)	0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	37,500	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	37,500	37,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	45,000	(1)	1.08	29/05/2007 to 28/05/2011

Park Chong Sup	130,500	130,500	(2)	1.57	20/10/2001 to 04/08/2009
	43,500	43,500	(2)	0.38	27/09/2002 to 04/08/2009
	130,500	130,500	(2)	0.50	17/03/2004 to 04/08/2009
	130,500	130,500	(2)	1.36	05/02/2005 to 04/08/2009
	37,500	37,500	(1)	1.01	03/05/2006 to 02/05/2010
	37,500	37,500	(1)	0.925	31/10/2006 to 30/10/2010
	—	40,000	(1)	1.08	29/05/2007 to 28/05/2011

Teng Cheong Kwee	50,000	—		1.592	24/04/2002 to 23/04/2006
	50,000	50,000		2.885	29/04/2003 to 28/04/2007
	70,000	70,000		1.99	06/08/2004 to 05/08/2008
	35,000	35,000		1.91	17/02/2005 to 16/02/2009

Notes:

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per $1.00.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 31, 2006
Directors’ contractual benefits
Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.
Share options — options granted
During the financial year, the Company granted the following options to eligible participants pursuant to the:-
STATS ChipPAC Ltd. Share Option Plan
Options to subscribe for 16,498,100 fully paid ordinary shares (“Shares”) for cash were granted. The exercise prices of these options range from S$0.88 to S$1.32. The expiration dates of the options range from May 28, 2011 to May 3, 2016.
Options granted to eligible participants under the STATS ChipPAC Ltd. Share Option Plan become exercisable at least as rapidly as 12.5% every 6 months, over the four-year period commencing on the date of grant. The exercisability of options outstanding under the STATS ChipPAC Ltd. Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of the Company, as defined in the STATS ChipPAC Ltd. Share Option Plan.
None of the persons to whom the options has been granted has the right to participate, by virtue of the options, in any share issue of any other company.
Issue of shares
During the financial year, the Company issued a total of 26,522,092 fully paid ordinary shares (“Shares”) comprising:-
(a)	747,137 Shares pursuant to the exercise of options granted under the Company’s Share Option Plan at exercise prices ranging from S$0.25 to S$1.08 per share for cash;

(b)	5,529,905 Shares pursuant to the exercise of options granted under the Company’s Substitute Equity Incentive Plan and Substitute Share Purchase and Option Plan at exercise prices ranging from S$0.25 to S$1.36 per share for cash; and

(c)	20,245,050 Shares pursuant to the Company’s Employee Share Purchase Plan 2004.
Unissued shares under option
At the end of the financial year, there were options to acquire 116,800,205 new shares of the Company under the Share Option Plan, Substitute Share Purchase and Option Plan and Substitute Equity Incentive Plan. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from January 7, 2007 to May 3, 2016.
The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.
Other details of the Company’s Share Option and Incentive Plans are set out in the accompanying consolidated financial statements.

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
REPORT OF THE DIRECTORS
For the financial year ended December 31, 2006
Audit Committee
The members of the Audit Committee (all of whom are independent non-executive directors) at the date of this report are as follows:
R. Douglas Norby (Chairman)
Steven H. Hamblin
Richard J. Agnich
The Audit Committee performs the functions specified by Section 201B of the Companies Act, Cap. 50. It meets with the Company’s external auditors and the internal auditors, and reviews the audit plans, the internal audit programme, the results of their examination and findings on their evaluation of the system of internal controls, the scope and results of the internal audit procedures and the response from the Company’s management and the assistance given by the officers of the Company to the auditors. It also reviews related party transactions and the Company’s relationship with the external auditors, including their independence and objectivity. The Audit Committee reviews the financial statements of the Company and the consolidated financial statements of the Group and the auditors’ report thereon and submits them to the Board of Directors. The Audit Committee has full access to and the cooperation of the management and has been given the resources required for it to discharge its functions. The Audit Committee has full discretion to invite any Director and executive officer to attend its meetings.
The Audit Committee has recommended to the Board of Directors that PricewaterhouseCoopers be nominated for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.
Auditors
The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re—appointment.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Lim Ming Seong
Deputy Chairman
Singapore
March 12, 2007

STATS CHIPPAC LTD. AND ITS SUBSIDIARIES
STATEMENT BY DIRECTORS
For the financial year ended December 31, 2006
In the opinion of the directors,
(a)	the consolidated financial statements of the Group and the unconsolidated balance sheet of the Company as set out in the Annual Report are drawn up so as to give a true and fair view of the state of affairs of the Group and the Company at December 31, 2006, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
On behalf of the Board of Directors
Charles R. Wofford
Chairman
Lim Ming Seong
Deputy Chairman
Singapore
March 12, 2007

CORPORATE INFORMATION

CHAIRMAN
Charles R. Wofford

DEPUTY CHAIRMAN
Lim Ming Seong

DIRECTORS
Tan Lay Koon
Peter Seah Lim Huat
Steven H. Hamblin
Richard J. Agnich
Dr. Robert W. Conn
R. Douglas Norby
Dr. Park Chong Sup
Teng Cheong Kwee
Tokumasa Yasui

SENIOR MANAGEMENT

Tan Lay Koon
President And Chief Executive Officer

Wan Choong Hoe
Executive Vice President,
Chief Operating Officer

Dr. Han Byung Joon
Executive Vice President,
Chief Technology Officer

Scott J. Jewler
Executive Vice President,
Chief Strategy Officer

Michael G. Potter
Senior Vice President,
Chief Financial Officer

Ng Tiong Gee
Senior Vice President,
Human Resources
Chief Information Officer

Janet T. Taylor
Senior Vice President,
General Counsel

REGISTERED OFFICE
STATS ChipPAC Ltd.
5 Yishun Street 23
Singapore 768442
Tel : (65) 6824 7888
Fax :(65) 6822 7822

CORPORATE HEADQUARTERS
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7777
Fax :(65) 6824 7826

SHAREHOLDER SERVICES FOR ORDINARY SHARES
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel : (65) 6227 6660
Fax :(65) 6225 1452

SHAREHOLDER SERVICES FOR AMERICAN DEPOSITARY SHARES (ADSs)
Citibank, N.A.
Depositary Receipt Services
388 Greenwich Street, 14th Floor
New York, NY 10013, USA
Tel : (1) 212 657 7464
Fax :(1) 212 657 5398

STOCK LISTING
Stats ChipPAC Ltd.'s ordinary shares are traded on the Singapore Exchange Securities Trading Limited under the symbol "STATSChP". Our American Depositary Shares are traded on the Nasdaq Stock Market under the symbol "STTS".

INDEPENDENT AUDITORS
PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424

CORPORATE AND INVESTOR INFORMATION
Financial analysts, shareholders, interested investors and the financial media can find additional information about STATS ChipPAC Ltd. through our website, located at www.statschippac.com

INVESTOR RELATIONS CONTACTS
Investor Relations Department
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Tel : (65) 6824 7635 (Singapore)
(1) 208 939 3104 (USA)
kahlocke.tham@statschippac.com
lisa.lavin@statschippac.com

The Ruth Group
757 Third Avenue
22nd Floor
New York, NY 10017
Tel : (1) 646 536 7006 (USA)
dpasquale@theruthgroup.com

ANNUAL GENERAL MEETING
The 13th Annual General Meeting will be held at 3.00 p.m. local time, Wednesday, April 25, 2007 at the corporate office of STATS ChipPAC Ltd. at 10 Ang Mo Kio Street 65, #04-18/20 Techpoint, Singapore 569059.

Reg. No: 199407932D

STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059

www.statschippac.com